     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2000
                                                 Registration No. 333-__________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                            GERIMED OF AMERICA, INC.
             (Exact name of Registrant as specified in its charter)



             COLORADO                                       8093                                             84-1244056
   (State or other jurisdiction                 (Primary Standard Industrial                              (I.R.S. Employer
 of incorporation or organization)               Classification Code Number)                             Identification No.)


                       333 WEST HAMPDEN AVENUE, SUITE 200, ENGLEWOOD, COLORADO  80110   (303) 781-6430
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                         ------------------------------
                             JAMES F. RIOPELLE, M.D.
                             CHIEF EXECUTIVE OFFICER
                            GERIMED OF AMERICA, INC.
                           333 WEST HAMPDEN, SUITE 200
                            ENGLEWOOD, COLORADO 80110
                                 (303) 781-6430
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------
                        COPIES OF ALL COMMUNICATIONS TO:
                              KAREN L. BARSCH, ESQ.
                            JEFFREY A. SHERMAN, ESQ.
                             NATHANIEL G. FORD, ESQ.
                               FAEGRE & BENSON LLP
                   2500 REPUBLIC PLAZA, 370 SEVENTEENTH STREET
                             DENVER, COLORADO 80202
                                 (303) 592-9000
                               FAX: (303) 820-0600

                         ------------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

                         CALCULATION OF REGISTRATION FEE


==========================================================================================================================

                                                                                     PROPOSED MAXIMUM
                                                                   PROPOSED MAXIMUM      AGGREGATE
                                                                    OFFERING PRICE       OFFERING          AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES           AMOUNT TO BE        PER SHARE (1)       PRICE (1)      REGISTRATION FEE
              TO BE REGISTERED                    REGISTERED
--------------------------------------------------------------------------------------------------------------------------

Common Stock, $.0001 par value                     7,759,335             $2.50          $19,398,338        $5,121.16
==========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

                         ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND WILL BE AMENDED AND COMPLETED. A REGISTRATION STATEMENT RELATING TO THE COMMON STOCK HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS
SUBJECT TO COMPLETION, DATED MARCH 31, 2000

                            GERIMED OF AMERICA, INC.


                        7,759,335 Shares Of Common Stock

                              --------------------

         GeriMed of America, Inc. and its shareholders are offering up to 7,759,335 shares of common stock, including:

         o Up to 1,060,000 shares that we may offer to our employees directly through our stock option plan

         o Up to 3,545,000 shares that our officers and directors may offer through the internal market

         o Up to 3,154,335 shares that our other shareholders may offer through the internal market

         This offering of common stock is designed to allow trading of the common stock among our employees, directors, and other current shareholders up to four times each year on the internal market. No exchange will list the common stock. For more details on how the internal market will function, see "Internal Market Information" beginning on page 12.

         All of the shares being offered for sale by this prospectus will be sold through the internal market at the price set by the Board of Directors from time to time. Effective for the second quarter of 2000, the price for the common stock is $2.50 per share.

                                   -----------

         INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                   -----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   -----------

                    Prospectus dated            , 2000

                                TABLE OF CONTENTS



PROSPECTUS SUMMARY................................................................................................1


RISK FACTORS......................................................................................................4


SECURITIES OFFERED BY THIS PROSPECTUS............................................................................12


INTERNAL MARKET INFORMATION......................................................................................12


USE OF PROCEEDS..................................................................................................18


DIVIDEND POLICY..................................................................................................18


DILUTION.........................................................................................................19


SELECTED FINANCIAL DATA..........................................................................................20


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................21


BUSINESS.........................................................................................................27


STOCK OPTION PLAN................................................................................................37


MANAGEMENT.......................................................................................................44


CERTAIN TRANSACTIONS.............................................................................................49


PRINCIPAL SHAREHOLDERS...........................................................................................50


SECURITIES OFFERED BY THE CURRENT SHAREHOLDERS...................................................................53


DESCRIPTION OF CAPITAL STOCK.....................................................................................55


SHARES ELIGIBLE FOR FUTURE SALE..................................................................................63


LEGAL MATTERS....................................................................................................63


EXPERTS..........................................................................................................63


WHERE YOU CAN FIND MORE INFORMATION..............................................................................63


INDEX TO FINANCIAL STATEMENTS...................................................................................F-1

                               PROSPECTUS SUMMARY


         This summary highlights information contained elsewhere in this prospectus. Before investing in the common stock, you should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements. Any references to "we," "us," "our" or similar words or phrases refer to GeriMed of America, Inc. and its subsidiaries. We are not affiliated with GeriMed, Inc., a Kentucky corporation that purchases and distributes pharmaceuticals for the long term care industry.

GENERAL

         We are a health care delivery and medical management organization specializing in providing health care services to patients eligible to participate in the federal Medicare program who are 65 years of age and older. Our primary business focus is on providing comprehensive health care services for Medicare beneficiaries under global risk contracts with health maintenance organizations. Global risk contracts obligate us to provide comprehensive medical services to health maintenance organization patients on a percent of total premium basis.

         The foundation of our health care delivery model is the MedWise Primary Care Center, a primary care medical center that uses a physician-led team and our proprietary care management software to provide comprehensive primary care services for older adults. The MedWise Primary Care Center's interdisciplinary team concept works to provide earlier, less costly intervention in medical and psycho-social problems, with a goal of improving the quality of care and patient satisfaction and decreasing utilization of inappropriate and costly health care services.

         A key component of our health care delivery model is our proprietary care management software. This software is a tool used by our MedWise Primary Care Center interdisciplinary teams and administrative staff to manage the care of their patients throughout the entire healthcare continuum. In addition, we are in the development stages of a physician support module for integration into our software, which we are currently beta testing for use as an electronic medical record. If such testing is positive, we will investigate potential commercialization of such software. However, we currently cannot predict the commercial viability of such software, nor our ability to fund such commercialization.

         Our clients include HMOs and hospitals. HMOs contract with us to provide comprehensive health care services to their members under their health plans. We currently provide most of our services under Medicare health care plans, but approximately 7% of our service revenues in 1999 were attributable to non-Medicare health care plan enrollment. We arrange for the delivery of these services for a fixed per member monthly fee, typically referred to as a capitated fee arrangement. Primary care physician services are provided through physicians employed by or under contract with us. For services, other than primary care services, we generally arrange for these services by contracting with hospitals and other providers under a variety of fee arrangements. As of March 1, 2000, we were under contract to provide comprehensive health care services to approximately 17,150 HMO patients in Florida and Colorado, of which approximately 14,600 are Medicare HMO patients.

         Historically, hospitals have contracted with us for the development and management of primary care outpatient clinics primarily for patients who are 65 years of age or older. In connection with such clinics, we have also licensed our care management software. Our hospital clients typically pay a one-time fixed development fee and monthly fixed management and licensing fees for our services and the use of our software. We are currently phasing out of the business of managing hospital clinics to focus on providing medical services to managed care organizations through our own centers. We currently manage six hospital clinics.

EXPANSION AND LIQUIDITY OF COMMON STOCK OWNERSHIP

         Historically, our shareholder agreements have restricted ownership and transfer of our common stock. To expand the ownership of our common stock, the Board of Directors decided to establish a new ownership program as a replacement for the shareholders' agreements. The main goals of the new program are:

     o Establishing an internal market to enable shareholders to buy and sell common stock; and

     o Expanding the opportunity for common stock ownership to include all of our employees and directors.

OPERATION OF THE INTERNAL MARKET

         Through the internal market, any eligible shareholder may offer shares of common stock for sale to eligible buyers up to four times each year on predetermined trade dates. Shares will be bought and sold through the internal market at a price determined by the Board of Directors that is intended to represent fair value. The stock price is determined by the Board of Directors based upon our results of operations and total revenue, as well as a subjective analysis of market factors the Board of Directors considers relevant. We may purchase and the broker administering the internal market may purchase or sell shares of common stock on the internal market on any trade date to balance the supply and demand for common stock between sellers and buyers, but neither we nor the broker will be obligated to do so.

CORPORATE INFORMATION

         We were incorporated in Colorado in 1993. Our executive offices are at 333 West Hampden Avenue, Suite 200, Englewood, Colorado 80110. Our telephone number is (303) 781-6430; and our website is www.gerimed.com. Information contained on our website is not part of this prospectus.

                                  RISK FACTORS


         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

We have incurred significant losses.

         Although we had net income of approximately $364,000 during the 12 months ended December 31, 1998, we have incurred significant losses, including losses of approximately $2.9 million during the 12 months ended December 31, 1999 and $700,000 during the 12 months ended December 31, 1997, resulting in an accumulated deficit of approximately $873,000 as of December 31, 1999. Losses may continue until such time, if ever, that we are able to consistently generate a level of revenue sufficient to offset our cost structure. There can be no assurance that we will achieve significantly increased revenue or profitable operations.

We will need additional capital to implement our business plan.

         Our efforts to grow our business has required, and will continue to require, us to acquire and develop MedWise Primary Care Centers, purchase furniture and equipment for existing centers, and reserve for risk assumed in connection with contracts with HMOs. We have incurred substantial losses and may continue to do so. As of December 31, 1999, we had a working capital deficit of approximately $1.9 million. Due to the need to continue to expand our business and other factors, we expect that we will need to raise additional capital in the future. If we experience greater than anticipated capital requirements, if the implementation of our operating strategy fails to produce anticipated revenue growth and cash flows, or if additional working capital is required for any other reason, we will be required to obtain additional capital earlier than currently anticipated. There can be no assurance that we will be able to obtain equity, debt or lease financing when needed or on terms that we find acceptable. Any issuances of additional equity or convertible debt may cause substantial dilution to our shareholders. If we are unable to obtain sufficient funds to satisfy our capital requirements, we will be forced to reduce the scope of our plans, which could have a material adverse effect on our business, financial condition and results of operations.

Health care costs may be greater than we predict.

         We use a large portion of our revenue to pay the costs of health care services and supplies delivered to our patients. Our total health care costs are affected by the number of individual services rendered and the cost of each service. Much of our revenue is based upon a percentage of premium paid to our HMO clients and is agreed to before services are delivered and the related costs are incurred. Although we try to base the percentage of premium we receive in part on our estimate of future health care costs over the fixed health care delivery period, the amount we are ultimately paid is based largely upon certain government calculations. Due to the unpredictability of the government calculations, our revenues may or may not cover our actual costs of providing services.

         In addition, many factors may and often do cause actual health care costs to exceed what we estimated in negotiating fees with our HMO clients. These factors include increased use and cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments, general inflation, new mandated benefits or other regulatory changes, and insured population characteristics.

         The operating results we report for any particular quarter include estimates of covered services incurred by our enrollees during that period for claims that have not been received or processed. Because these are merely estimates, our operating results may be adjusted later to reflect actual costs. Relatively insignificant changes in the medical expense ratio, because of the narrow margins of our health plan business, can create significant changes in our operating results.

Because we have three HMO clients that accounted for approximately 72% of our revenues, if we lose one it may significantly impact our results of operations.

         In 1999, revenues from Humana accounted for approximately 57%, CIGNA Healthcare of Florida, Inc. accounted for approximately 10%, and PacifiCare of Colorado, Inc. accounted for approximately 5% of our gross revenues. All of our globally capitated patients are in Colorado and Florida. Due to this concentration of revenues, if any of these HMO clients terminated their contracts with us in one or more markets, such termination could have a material adverse effect on our business, results of operations or financial condition. After an initial term, our agreements with HMOs are terminable without cause upon 90 to 120 days prior written notice. At the end of 1999, one of our smaller HMO clients terminated their Medicare operations in Colorado.

Negative publicity regarding the managed care industry may impact our business and results.

         The managed care industry receives significant negative publicity. This publicity has led to increased legislation, regulation and review of industry practices. These factors may adversely affect our ability to market our services, require us to change our services, and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.

We are dependent on our executive officers and other key employees.

         Our operations are dependent upon the continued services of James F. Riopelle, our Chairman of the Board and Chief Executive Officer, Michael R. Wasserman, our President and

Chief Medical Officer, and Clemencia Rasquinha, our Regional Medical Director in Orlando. The loss of the services of any of Dr. Riopelle, Dr. Wasserman or Dr. Rasquinha could have a material adverse effect on us. We maintain a key-person life insurance policy on the life of Dr. Riopelle in the amount of $1.0 million. Our success also is dependent on our ability to hire and retain other qualified management, technical, and medical personnel. There can be no assurance that we will be successful in recruiting and retaining such personnel.

We suffer intense competition.

         In our geographic markets, we compete with a number of other entities, some of which may have certain characteristics or capabilities that give them a competitive advantage. We believe the barriers to entry in these markets are not substantial, so the addition of new competitors can occur relatively easily. Moreover, consumers enjoy significant flexibility in moving to new managed care providers or back to traditional Medicare. Certain of our providers may decide to market services to our clients and/or patients in competition with us. To the extent that strong competition exists or that competition intensifies in any market, our ability to retain and add HMOs, patients or providers, or maintain or increase our revenue growth, pricing flexibility, control over medical cost trends and marketing and recruiting expenses may be adversely affected.

We are subject to burdensome government regulations.

         Our business is heavily regulated on federal, state and local levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. The agencies administering those regulations have broad latitude to enforce them. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs, impose capital requirements, and increase our liability for medical malpractice or other actions.

         A significant portion of our revenues relate to federal, state and local government health care coverage programs. These types of programs, such as the federal Medicare program, generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or reduce or increase our administrative or health care costs under such programs. These types of changes have adversely affected our results in the past and may also do so in the future.

         We are also subject to various governmental reviews, audits and investigations. This oversight could result in the loss of the right to participate in certain programs, or in the imposition of fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions related to us, any of our physicians, or any of our

HMO clients could damage our reputation in various markets and make it more difficult for us to sell our products and services.

         Some states may require HMO subcontractors, such as us, to obtain licenses as risk-bearing health care entities that could be similar in nature and scope to licenses required for insurance companies and HMOs. States may alternatively require HMO subcontractors, such as us, to maintain certain capitalization levels. These requirements could take the form of risk-based capital rules. Depending on the nature and extent of possible minimum capitalization requirements that states may ultimately implement, we could be required to set aside potentially significant funds that would otherwise be available as working capital.

         Regulation in the healthcare field is constantly evolving. We are unable to predict what additional government regulations, if any, affecting our business may be promulgated in the future. Our business may be adversely affected by failure to comply with existing laws and regulations, failure to obtain necessary licenses and government approvals or failure to adapt to new or modified regulatory requirements.

If we fail to comply with state corporate practice of medicine laws our business and results could be negatively impacted.

         Most states limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals. Many states also limit the scope of business relationships between business entities such as us and licensed professionals and professional corporations, particularly with respect to fee-splitting between physicians and non-physicians. Laws and regulations relating to the practice of medicine, fee-splitting and similar issues vary widely from state to state, are often vague, and are seldom interpreted by courts or regulatory agencies in a manner that provides guidance with respect to business operations such as ours. We attempt to structure all of our operations to comply with applicable state statutes regarding medical practice, fee-splitting and similar issues. However, there can be no assurance
(i) that courts or governmental officials with the power to interpret or enforce these laws and regulations will not assert that we are in violation of such laws and regulations or (ii) that future interpretations of such laws and regulations will not require us to modify the structure and organization of our business.

If we fail to maintain good relations with our providers our results may suffer.

         One of the significant techniques we use to manage health care costs and utilization and monitor the quality of care being delivered is by contracting with physicians, hospitals and other providers. In any particular market, however, providers could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs. In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies. If these providers refuse to contract with us or our HMO clients, use their market position to negotiate more favorable contracts, or otherwise place us at a competitive disadvantage, those activities could adversely affect our operating results in that market area.

We must effectively manage our growth.

         We have experienced rapid growth. Continued growth could place a significant strain on our management and other resources. We anticipate that continued growth, if any, will require us to continue to recruit, hire, train and retain a substantial number of new and highly-skilled medical, administrative, information technology, finance and support personnel. Our ability to compete effectively depends upon our ability to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. If we continue to experience rapid growth, there can be no assurance that our personnel, systems, procedures and controls will be adequate to support our operations or that management will anticipate adequately all demands that growth will place on our resources. In addition, due to the initial costs incurred upon the acquisition of new HMO contracts, rapid growth could adversely effect our short-term profitability. If we are unable to manage growth effectively, our business, operating results and financial condition could be materially and adversely affected.

We may be subject to claims relating to medical malpractice.

         Our contract providers and certain employees of ours are involved in the delivery of healthcare services to the public and, therefore, are exposed to the risk of medical malpractice claims. We currently have one such malpractice claim pending, which is being defended by our insurance carrier. In addition, states are beginning to adopt legislation that permits HMOs to be held liable for negligent treatment decisions, which liability may extend to us either directly or through contractual obligations with our HMO clients. Claims of this nature, if successful, could result in substantial damage awards against us, our physician employees and contract providers that could exceed the limits of any applicable insurance coverage. We maintain medical malpractice insurance covering us and our employees. However, successful malpractice or tort claims asserted against us or our physician employees could have a material adverse effect on our financial condition and profitability.

         In addition, there can be no assurance that we will not be subject to other litigation that may adversely affect our business or results of operations. We maintain errors and omissions insurance and such other lines of coverage as we believe is reasonable in light of our experience to date. There can be no assurance, however, that such insurance will be sufficient or available at reasonable cost to protect us from liability which might adversely affect our business or results of operations.

We are subject to fraud and abuse and illegal remuneration laws.

         The Federal Anti-Kickback Statute prohibits the offer, payment, solicitation or receipt of any form of remuneration to induce or in return for the referral of Medicare or other governmental health program patients or patient care opportunities, or in return for the purchase, lease or order of items or services that are covered by Medicare or other governmental health programs. Violations of the statute can result in the imposition of substantial civil and criminal penalties. In addition, the Stark Amendments prohibit a physician with a "financial interest" in an entity from referring a patient to that entity for the provision of any of eleven "designated health services."

         States in which we conduct our healthcare services business have enacted statutes similar in scope and purpose to the federal Anti-Kickback Statute and Stark Amendments, with applicability to services other than those covered by Medicare or other governmental health programs. In addition, most states have statutes, regulations or professional codes that restrict a physician from accepting various kinds of remuneration in exchange for making referrals.

         We believe that our arrangements with our contract providers and employees comply with the Anti-Kickback Statute, the Stark Amendments and applicable state laws. However, all of the foregoing laws are subject to modification and interpretation, have not often been interpreted by appropriate authorities in a manner applicable to our business and are enforced by authorities vested with broad discretion. We have attempted to structure all of our operations so that they comply with all applicable anti-kickback and anti-referral prohibitions. We also continually monitor developments in this area. If these laws are interpreted or amended, or if new legislation is enacted with respect to healthcare fraud and abuse, illegal remuneration or similar issues, we will seek to restructure any affected operations to maintain compliance with applicable law. No assurance can be given that such restructuring will be possible, or, if possible, will not adversely affect our business or results of operations.

Absence of a public market may prevent you from selling your stock and cause you to lose all or part of your investment.

         There is no public market for our common stock. While we intend the internal market to provide liquidity to shareholders, there can be no assurance that there will be enough, if any, orders to purchase shares to permit shareholders to resell their shares on the internal market, or that a regular trading market will develop or be sustained in the future. The price in effect on any trade date may not be attractive enough to both buyers and sellers to result in a balanced market because the price will be fixed in advance by the Board of Directors, using their judgment of the fair value of the common stock, and not by actual market trading activity. Moreover, although we may enter the internal market as a buyer of common stock if there are more sell orders than buy orders, we have no obligation to engage in internal market transactions and will not guarantee market liquidity. Consequently, insufficient buyer demand could cause sell orders to be prorated, or could prevent the internal market from opening on any particular trade date. Insufficient buyer demand could cause shareholders to suffer a total loss of investment or substantial delay in their ability to sell their common stock. No assurance can be given that shareholders desiring to sell all or a portion of their shares of common stock will be able to do so. Accordingly, the purchase of common stock is suitable for you only if you have limited need for liquidity in your investment.

Control by existing shareholders will limit your ability to influence the outcome of matters requiring shareholder approval.

         James F. Riopelle, M.D. and Spectrum Healthcare Services, Inc. beneficially own in the aggregate approximately 85% of our issued and outstanding common stock. As a result, Dr. Riopelle and Spectrum effectively control all matters requiring approval by our shareholders, including the election of directors, appointment of our management and approval of mergers, amendments to our Articles of Incorporation and the sale or disposition of all or substantially all of our assets. Spectrum also has certain veto rights on corporate actions including, without limitation, merging with other companies under certain circumstances, declaring or paying dividends and amending our Articles of Incorporation. In addition, Spectrum has certain rights of first refusal if we issue any shares other than those reserved for issuance under our stock option plan. These veto rights and rights of first refusal may prevent or delay a merger, takeover or other change in control of us and thus discourage other companies from acquiring us and may have a material adverse effect on the value of our common stock.

Investors in the offering will experience immediate and substantial dilution.

         The weighted average exercise price per share of common stock underlying options issued exceeds our net tangible book value per share. Accordingly, the purchasers of shares sold under our stock option plan will experience immediate and substantial dilution. The weighted average exercise price of our outstanding options is $2.13 per share. Based on our net tangible book value per share of $(.27) as of December 31, 1999, new investors under our outstanding stock options will experience immediate dilution of $2.10 per share, or 88%.

Transfer restrictions on the common stock could prevent you from selling your stock and cause you to lose all or part of your investment.

         The transfer restrictions applicable to the common stock could cause you to lose all or part of your investment. Because all of the shares of common stock will be subject to transfer restrictions, you will generally only be able to sell your stock on one of the four trade dates for the internal market in each year. Unlike shares that are actively traded in the public markets, you may not be able to sell at a particular time even though you would like to. The stock price could decline between the time you want to sell and the time you become able to sell.

The offering price is determined by the board of directors' judgment of fair value and not by market trading activity.

         The offering price is, and subsequent offering prices at each trade date will be, established by the Board of Directors approximately 30 days before the trade date. In establishing the price, the Board will take into consideration the factors which are described in the section of this prospectus called "Internal Market Information." However, since the Board of Directors will set the offering price in advance of the trade date, market trading activity on any given trade date cannot affect the price on that trade date. This is a risk to you because our stock price will not change to reflect supply of and demand for shares on a given trade date as it would in a public market. You may not be able to sell shares or you may have to sell your shares at a price that is lower than the price that would prevail if the internal market price could change on a given trade date to reflect supply and demand. Our Board of Directors intends for its deliberations to result in offering prices for the common stock that represent fair value. The formula and methodologies used to determine the offering price is subject to change at the discretion of the Board of Directors. In addition, the Board of Directors may discontinue the internal market at any time, without notice.

The limited market and transfer restrictions on the common stock will likely have anti-takeover effects.

         Only our employees, directors, other current shareholders and certain brokers may own our common stock and participate in the internal market. In addition, we have imposed significant restrictions on the transfer of our common stock other than through sales on the internal market. These limitations make it extremely difficult for a potential acquirer who does not have the prior consent of our Board of Directors to acquire control of our company, regardless of the price per share the acquirer may be willing to pay and whether or not shareholders are willing to sell at that price. As a result, it is unlikely that a hostile bidder would try to take control of our company.

Actual results may differ from results discussed in forward-looking statements.

         This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to:

          o    actual health care costs in excess of our projected costs;

          o    negative publicity regarding the managed care industry;

          o    changes in government regulations;

          o    our ability to maintain good relations with our providers; and

          o    general economic conditions.

                      SECURITIES OFFERED BY THIS PROSPECTUS

          The shares of common stock offered by us may be offered to our present and future employees, including executive officers and directors through our stock option plan. This offering of common stock is not intended to raise capital for us; however, to the extent stock options are exercised, we will receive proceeds, which will be used for working capital and general corporate purposes.


         Officers and directors may sell up to an aggregate of 3,545,000 shares of common stock through the internal market. Other employees may sell up to an aggregate of 10,000 shares of common stock on the internal market. Other shareholders may sell up to an aggregate of 3,154,335 shares on the internal market. In addition, our officers, directors and other employees may resell shares they have purchased or may purchase under our stock option plan or on the internal market. We do not know whether these persons will offer or sell some, none or all of such shares. Our officers, directors and employees will not be treated more favorably than other shareholders participating in the internal market.

         Pursuant to our Restated Bylaws, all shares of common stock are subject to our repurchase right, right of first refusal and other restrictions on transferability.


                          INTERNAL MARKET INFORMATION


GENERAL

         This section contains a summary of the material provisions of how the internal market will work. We encourage you to read the entire internal market rules, which are included as an exhibit to the registration statement filed with the Securities and Exchange Commission. Until this offering, our principal policy on stock ownership has been our shareholder agreements.

         As of December 31, 1999, approximately 50 persons held our common stock. To expand our ownership base and to provide liquidity to our current shareholders, the Board of Directors decided to establish a new ownership program. The main goals of the new program are:

     o Establishing an internal market to enable shareholders to buy and sell common stock; and

     o Expanding the opportunity for common stock ownership to include all of our employees and directors.

         In connection with establishing a new ownership program, in January 2000, the Board of Directors approved the establishment of an internal market, effective on the date that the contingencies described below are satisfied. These actions by the Board of Directors, however, remain subject to the effectiveness of the registration statement and to the rules and regulations of the Securities and Exchange Commission and the securities commissions of a sufficient number of states so that the internal market can function efficiently, as determined by the Board of Directors in its discretion. The Board of Directors intends to review the status of these contingencies at its meeting following the date of this prospectus and determine at that time whether to proceed with the internal market offering.

HOW THE INTERNAL MARKET WORKS

         The internal market will permit current shareholders, employees and directors to buy and sell shares of common stock up to four times each year on predetermined trade dates. In addition, to the extent there is excess demand to either buy or sell shares, a broker will be permitted to act as a market maker.

         AUTHORIZED BUYERS. All sales of common stock on the internal market will be restricted to the following authorized buyers:

         o  Employees

         o  Directors

         o  Current shareholders

         o  GeriMed of America, Inc.

         o  The broker administering the internal market or a predecessor broker

Limitations on the number of shares which an individual may purchase may be imposed when there are more buy orders than sell orders for a particular trade date.

         BROKER. We established and will manage the internal market through a broker, initially Bigelow & Company, which will act upon instructions from the buyers and sellers and may, but is not obligated to, participate on its own behalf to the extent of excess buy and sell orders. Bigelow & Company is not affiliated with us. Individual stock ownership account records will be maintained by the broker or its designee. Subsequent to determination of the applicable stock price for use on the next trade date, and at approximately 15 days prior to such trade date, we will advise all employees, directors and current shareholders as to the new stock price and the next trade date, inquiring whether such individuals wish to purchase or sell shares on the internal market and advising them on how to deliver written buy and sell orders approximately five days prior to such trade date.

         WE AND THE BROKER MAY PURCHASE SHARES IF THE MARKET IS UNDER-SUBSCRIBED. We and the broker may, but are not obligated to, purchase shares of common stock on the internal market on any trade date at the price in effect on that trade date, but only to the extent that the number of shares offered for sale by shareholders exceeds the number of shares sought to be purchased by employees, directors and other shareholders. We will consider a variety of factors including, but not limited to, our cash position, our financial performance and number of shares outstanding in making the determination of whether to participate in an under-subscribed market.

         If the aggregate number of shares offered for sale on the internal market on any trade date is greater than the number of shares sought to be purchased, shareholder offers to sell will be accepted as follows:

         o If enough orders to buy are received to purchase all the shares offered by each seller selling fewer than 500 shares and at least 500 shares from each other seller, then all sell orders will be accepted up to the first 500 shares and the portion of any sell orders exceeding 500 shares will be accepted on a pro-rata basis.

         o If not enough orders to buy are received to purchase all the shares offered by each seller selling fewer than 500 shares and at least 500 shares from each other seller, then the purchase orders will be allocated equally to each seller.

         THE BROKER MAY SELL SHARES IF THE MARKET IS OVER-SUBSCRIBED. To the extent that the aggregate number of shares sought to be purchased exceeds the aggregate number of shares offered for sale, the broker may, but is not obligated to, sell shares of common stock that it owns, if any, on the internal market on any trade date at the price in effect on that trade date to satisfy purchase demands. The broker may not sell shares short.

         If the aggregate purchase orders exceed the number of shares available for sale, employees, directors and other shareholders (excluding the broker) desiring to purchase may purchase on a pro rata basis.

         SELLERS PAY SALES COMMISSION. All sellers on the internal market will pay the broker, initially Bigelow & Company, a commission equal to 2% of the proceeds from such sales. No commission is paid by buyers on the internal market.

         STOCK PRICE DETERMINED BY BOARD OF DIRECTORS. The Board of Directors will determine the price, which is intended to be the fair value of our shares of common stock on each trade date pursuant to the formula and valuation process described below. The price per share of common stock is as follows:

                        Share Price = (M x P) + (N x R)
                                      -----------------
                                             OS

         In order to determine the fair value of the stock in the absence of a public trading market, the Board of Directors felt it appropriate to develop a formula to use as a tool to determine a price that would be within a fair value range. The Board of Directors believes that the process we have developed reflects modern equity valuation techniques and is based on those factors that are generally used in the valuation of equity securities.

         "M" is the market factor multiplier for variable "P" and "N" as the multiplier for variable "R," which are subjectively determined in the sole discretion of the Board of Directors. In determining the market factors, the Board of Directors will take into account factors the directors consider to be relevant in determining the fair value of the common stock, including:

         (1) the market for publicly traded equity securities of companies comparable to our common stock;

         (2) the merger and acquisition market for companies comparable to us;

         (3) the prospects for our future performance;

         (4) general economic conditions;

         (5) general capital market conditions; and

         (6) other factors the Board of Directors deems appropriate.

         We believe that starting the internal market program with a market factor "M" equal to 1.0 will make it easier for shareholders to understand future changes, if any, to the market factor "M". We believe that starting the internal market program with a market factor "N" equal to 0.4818 is appropriate based on the Board of Director's current analysis.

         The existence of an over-subscribed or under-subscribed market on any given trade date will not affect the stock price on that trade date. However, the Board of Directors, when determining the stock price for a future trade date, may take into account the fact that there have been under-subscribed or over-subscribed markets on prior trade dates.

         The Board has not assigned predetermined weights to the various factors it may consider in determining the market factor. A market factor "M" greater than 1.0 or a market factor "N" greater than 0.4818 would increase the price per share and a market factor "M" less than 1.0 or a market factor "N" greater than
0.4818 would decrease the price per share.

         In its discretion, the Board of Directors may change, from time to time, the market factor component of the formula price. The Board of Directors could change the market factor, for example, following a change in general market conditions that either increased or decreased stock market equity values generally, if the Board of Directors felt that the market change were appropriately applicable to the common stock as well. The Board of Directors will not make any other change in the method of determining the price per share of common stock unless in the good faith exercise of its fiduciary duties and, if appropriate, after consultation with its professional advisors, the Board of Directors determines that the method for determining the price per share of common stock no longer results in a stock price that reasonably reflects our fair value on a per share basis.

         "P" is net income after taxes for the four fiscal quarters immediately preceding the trade date.

         "R" is the total revenue for the four fiscal quarters immediately preceding the trade date.

         Nonrecurring or unusual transactions could be excluded from the calculation at the discretion of the Board of Directors. Nonrecurring or unusual transactions are unforeseen developments that the market would not generally take into account in valuing an equity security. A change in accounting rules, for example, could increase or decrease net income or total revenue without changing the fair value of the common stock. Similarly, such a change could fail to have an immediate impact on the value of the common stock, but still have an impact on the value of the common stock over time. As a result, the Board of Directors feels that in order to determine the fair value of the common stock, it needs the ability to review unusual events that affect total revenue.

         "OS" is the number of shares of common stock outstanding during the four fiscal quarters immediately preceding the trade date, calculated on a fully diluted basis. By "fully diluted" we mean that the calculations are made as if all vested options to purchase common stock had been exercised and as if other "dilutive" securities were converted into shares of common stock.

         For 1999, the results of the stock price formula are as follows:


Share Price =  (M x P) + (N x R)       =  (1.0000 x -$2,924,263) + (0.4818 x $39,925,916) = $2.50
               -----------------          -----------------------------------------------
                          OS                                    6,525,092

         Following a determination by our Board of Directors at their meeting following the date of this prospectus to put the internal market into effect, commencing in the next quarter of 2000, the stock price will be reviewed by the Board of Directors up to four times each year. This review will be made in conjunction with Board of Directors meetings, currently scheduled for February, May, August and November. The Board of Directors believes that the process described above will result in a stock price that will reasonably reflect the fair value of our common stock on a per share basis.

                            QUARTERLY TRADE TIMELINE


Fiscal              Board of            Trade Date Set        Buy/Sell Orders                    Confirmations
Quarter             Directors           and Buy/Sell          Due to              TRADE          and Checks
Ends                Meets               Orders Scheduled      Broker              DATE           Mailed
--------------------------------------------------------------------------------------------------------------

Approximately       Approximately       Approximately         Approximately       Buy/Sell       Approximately
75 Days             30 Days             15 Days               5 Days Before       Orders         5 Days After
Before Trade        Before Trade        Before Trade          Trade Date          Effective      Trade Date
Date                Date                Date

         We intend to publish the current stock price and upcoming trade date prior to each trade date to all participants in the internal market through internal communications, including bulletins, electronic mail communications or mailed reports. Trade dates are expected to occur approximately 75 days after the end of each fiscal quarter.

         We will distribute our audited annual financial statements to all of our employees, directors and shareholders. We will also be required to file annual and quarterly reports with the SEC.

         The Board of Directors may discontinue the internal market at any time without notice.

                                USE OF PROCEEDS


         We do not intend or expect this offering to raise significant capital. Any net proceeds received by us from the sale of the common stock offered under our stock option plan will be added to our general funds and used for working capital and general corporate purposes.


                                DIVIDEND POLICY


         We do not currently anticipate paying any cash dividends on the common stock and intend to retain any future earnings to finance the growth and development of our business. We are prohibited from paying cash dividends pursuant to our line of credit. In addition, Spectrum Healthcare Services, Inc., a principal shareholder, has certain veto rights that could prevent us from declaring and paying cash dividends.

                                    DILUTION


         Our tangible book value on December 31, 1999 was a deficit of $1,180,889 or $(.27) per share. Tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of common stock then outstanding. Total common stock outstanding at December 31, 1999 was 4,370,000 shares. As the following table demonstrates, after giving effect to the sale of 622,500 shares of common stock by us pursuant to outstanding stock options at a weighted average exercise price per share of common stock of $2.13, the pro forma book value of the common stock on December 31, 1999 would have been $145,036 or $.03 per share, representing an immediate dilution of $2.10 per share to new investors purchasing shares of common stock at the weighted average exercise price per share of common stock. "Dilution per share" represents the difference between the price per share to be paid by new investors for shares issued pursuant to the stock option plan and the net pro forma book value per share as of December 31, 1999. There are shares of convertible preferred stock and warrants that could also have a potentially dilutive effect that are not considered herein.


Weighted average exercise price per share of common stock
   under our stock option plan.................................................................            $2.13
Net tangible book value per share before the offering of shares
   under our stock option plan................................................            $(.27)
Increase per share attributable to new investors pursuant to
   the stock option plan......................................................              .30
                                                                                          -----
Pro forma net tangible book value per share after the offering
   of shares under our stock option plan.......................................................              .03
                                                                                                           -----
Dilution per share to new investors............................................................            $2.10
                                                                                                           =====

                            SELECTED FINANCIAL DATA


         The following table presents selected historical financial data derived from the audited Financial Statements of GeriMed of America, Inc. During the periods presented, we paid no cash dividends on our common stock. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto, included elsewhere in this prospectus.


                                                                      YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------------------------------
                                                  1999             1998            1997             1996             1995
                                             -------------    -------------   -------------    -------------    -------------

RESULTS OF OPERATIONS:
Medical services                             $  34,443,851    $  12,946,408   $   5,082,149    $   3,499,633    $     765,393
Management services                              5,482,065       10,996,772      10,858,568        8,789,559        3,520,146
Total revenues                                  39,925,916       23,943,180      15,940,717       12,289,192        4,285,539
Company operated centers and purchased
 medical services expenses                      36,064,577       13,709,669       6,165,926        3,480,411          739,341
Clinics managed for others expenses              3,503,808        6,731,497       7,289,238        6,794,858        1,246,140
General and administrative expenses              2,991,335        2,988,925       2,821,738        2,702,157        1,867,242
Net income (loss)                               (2,924,263)         364,432        (700,884)      (1,052,902)         174,734
Net loss allocable to common shareholders       (4,337,275)        (859,035)              0                0                0

BALANCE SHEET DATA:
Total assets                                     4,468,871        5,380,675       4,056,920        3,328,041        3,861,261
Long-term debt                                           0                0               0          400,000          126,314
Stockholders' equity (deficiency)                 (873,421)       1,996,342       1,584,909         (589,199)        (539,177)
CASH FLOW DATA:
Net cash provided by (used in)
 operating activities                           (1,001,923)       1,125,361         151,570       (1,474,091)         288,406
Investment in property and equipment               507,151          192,661         531,681          175,401          257,767

PER COMMON SHARE DATA:
Net income (loss) - Basic                            (0.99)           (0.20)          (0.16)           (0.25)            0.04
Net income (loss) - Diluted                          (0.99)           (0.20)          (0.16)           (0.25)            0.04
Weighted averages shares outstanding -
Basic                                            4,364,167        4,347,500       4,340,000        4,273,333        4,395,833
Weighted average shares outstanding -
Diluted                                          4,364,167        4,347,500       4,340,000        4,273,333        4,647,203

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion should be read in conjunction with the financial statements, including the notes thereto, and the selected financial data.

OVERVIEW

         We were formed in 1993 as a Colorado corporation. Our initial operations consisted solely of developing and managing clinics operated by hospitals as outpatient departments dedicated to providing medical services to the elderly. Management service revenue was generated through services for feasibility studies, clinic development and management, and patient care management software. The management services segment of our business is in decline following announced changes in Health Care Finance Administration rules governing hospital outpatient clinics.

         In 1998, we began operating our own primary care medical centers and contracting with HMOs to assume full or shared risk for the medical care of a portion of HMO's Medicare enrollees. Under full risk or "global capitation" contracts we receive a fixed monthly amount per enrollee for which we are financially responsible to provide the enrollees with all necessary medical services, including institutional, professional and pharmacy. The fixed monthly premium is recognized as revenue and the costs of medical services, including an estimate of claims incurred but not reported, is recognized as expense. Under shared risk contracts we are responsible for primary care services provided by our physicians and a share of any profits or losses after payment of medical expenses out of premium revenues assigned by the HMOs to institutional, professional, or pharmacy funds. Under shared risk contracts, fees received for primary care services are recognized as revenue net of our share of profits or losses of various risk pools.

RESULTS OF OPERATIONS

         The following table sets forth statement of operations data expressed as a percentage of revenues for the periods indicated:


                                                      YEAR ENDED DECEMBER 31,
                                                 1999           1998          1997
                                             ----------     ----------    ----------
REVENUES:
   Medical services                                86.3%          54.1%         31.9%
   Management services                             13.7           45.9          68.1
                                             ----------     ----------    ----------
        Total revenues                            100.0          100.0         100.0
                                             ----------     ----------    ----------

EXPENSES:
   Company operated centers and
      purchased medical services                   90.3           57.3          38.7
   centers managed for others                       8.8           28.1          45.7
   General and Administrative                       7.5           12.5          17.7
   Depreciation and amortization                    0.8            0.8           0.9
                                             ----------     ----------    ----------
           Total expenses                         107.4           98.7         103.0
                                             ----------     ----------    ----------

Income (loss) from operations                      (7.4)           1.3          (3.0)
                                             ----------     ----------    ----------

OTHER INCOME (EXPENSE):
   Interest income                                  0.1            0.2           0.1
   Interest expense                                 0.0            0.0          (1.5)
                                             ----------     ----------    ----------

           Total other income (expense)             0.1            0.2          (1.4)
                                             ----------     ----------    ----------

Net Income (loss)                                  (7.3%)          1.5%         (4.4%)


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         REVENUES. Total revenue increased $15,982,736 to $39,925,916 in 1999 compared to $23,943,180 in 1998, an increase of 66.8%. The increase in revenue resulted from the addition of five new centers in the Florida market in 1999 and the execution of a second globally capitated contract in Orlando. The opening of the centers in the Florida market allowed for the addition of new patients to the existing patient base and opened up a new market in Tampa. Medical services revenue increased $21,497,443 to $34,443,851 from $12,946,408 an increase of 166.0%. The increase in revenue from medical services segment of our business was partially offset by the decline in revenue from management services of $5,514,707 to $5,482,065 from $10,996,772, a decrease of 50.1%. The decline in management services revenue resulted from the non-renewal of expiring contracts, the change in our focus to promote and expand the medical services segment of business, and the

Health Care Financing Administration (HCFA) adoption of rules related to outpatient clinics operating as departments of hospitals. The rules adopted by HCFA include the implementation of the Outpatient Prospective Payment System on July 1, 2000. These rules will result in a significant reduction in the profitability of these clinics for our management customers and, therefore, we do not expect these customers to renew their contracts with us.

         COMPANY OPERATED CENTERS AND PURCHASED MEDICAL SERVICES EXPENSES. Company operated centers and purchased medical services expenses include the cost of operating our MedWise Primary Care Centers, plus the cost of services purchased from other providers. Purchased services include services provided by specialist physicians, institutional costs, and the cost of pharmacy benefits for HMO patients to whom are contractually obligated to provide medical care. These costs increased $22,354,908 to $36,064,577 in 1999 from $13,709,669 in
1998, an increase of 163.1%. The increase in purchased medical services resulted from the change in our focus from management services to medical services in 1999. As a percent of revenues, the costs of centers operated by us and purchased medical services are typically highest during a start-up period following commencement of a new HMO contract that generally is about 90 days in duration.

         Clinics managed for others expenses are the costs of operating primary care physician offices for our hospital clients under management contracts for their Medicare patients whose services are paid for by the HCFA Medicare program. These expenses decreased $3,227,689 to $3,503,808 in 1999 from $6,731,497 in 1998, a decrease of 47.9%. The decrease resulted from the expiration and non-renewal of management contracts caused by the changing HCFA regulations.

         GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expenses increased $2,410 to $2,991,335 in 1999 from $2,988,925 in 1998, an increase of
 .1%. Resources previously dedicated to management services were reassigned to the tasks of growing enrollment, opening new centers, and operating centers owned by us in Florida.

         NET INCOME (LOSS). We recorded a net loss in 1999 of $2,924,263 compared to net income of $364,432 in 1998. The change in the operating performance resulted from the transition from management services to medical services. Our management services business typically generates low volume but high operating margins. With the declining future of management services caused by the changing HCFA regulations, the expansion into medical services led to start-up and expansion costs not associated with management services. Typically, medical services results in significantly higher volumes of revenue, but a significantly lower operating margin, particularly during the early months of new contracts.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         REVENUES. Total revenue increased $8,002,463 to $23,943,180 in 1998 from $15,940,717 in 1997, an increase of 50.2%. Medical services revenue increased $7,864,259 to $12,946,408 in 1998 from $5,082,149 in 1997, an increase of 154.7%. The increase resulted from the acquisition of four centers in Florida in August 1998. The acquisition was our first step toward providing medical services directly to patients and away from providing management services to hospital clients. Management services revenues increased $138,204 to $10,996,772 in 1998 from $10,858,568 in 1997, an increase of 1.3%. Management contracts that were not renewed in 1998 were replaced with new contracts, resulting in little change in management services revenue.

         COMPANY OPERATED CENTERS AND PURCHASED MEDICAL SERVICES EXPENSES. Company operated centers and purchased medical services expenses increased $7,543,743 to $13,709,669 in 1998 from $6,165,926, an increase of 122.3%. The increase resulted from the acquisition of four centers on August 1, 1998. Clinics managed for others expenses decreased $557,741 to $6,731,497 in 1998 from $7,289,238 in 1997, a decrease of 7.7%. The decrease in expenses resulted from our change in focus to primary care centers owned and operated by us from management of primary care centers for others. Management contracts expiring in 1998 were replaced with new contracts, which resulted in little change in expenses from 1997 to 1998.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $167,187 to $2,988,925 in 1998 from $2,821,738 in 1997, an increase of 5.9%. In addition to normal inflation, additional general and administrative expenses were incurred related to the acquisition of the four centers in Florida.

         NET INCOME (LOSS). Net income increased $1,065,013 to net income of $364,432 in 1998 from a net loss of $700,884 in 1997. The improvement was related to the increase in the management services operating profit of $695,945 to $4,265,275 in 1998 from $3,569,330 in 1997 and a reduction in the operating loss of the medical services business of $320,516 to an operating loss of $763,261 in 1998 from an operating loss of $1,083,777 in 1997. The increase in management services revenue resulted in minimal increase in expenses due to the high operating margin of that segment of business. In addition to these improvements in operations, we also arranged for the investment of $3,000,100 in capital that was used to pay off existing debt and fund operations. The repayment of debt reduced interest expense $230,341 to $3,961 in 1998 from $234,302 in 1997.

LIQUIDITY AND CAPITAL RESOURCES

         We require capital for the acquisition and development of MedWise Primary Care Centers, the purchase of furniture and equipment for existing centers, working capital requirements, and reserves for risk assumed in connection with full risk contracts with HMOs. As of December 31, 1999, we had a working capital deficit of $1,919,854. The risk sharing and full risk arrangements that we have with HMOs can affect cash needs because settlements in connection with the arrangements typically do not occur until several months after they are accrued. Losses incurred during the startup of new full risk contracts in 1999 will adversely effect cash flow in 2000 as accrued contractual settlement liabilities are discharged.

         Liquidity has been provided by a revolving line of credit, which allows for borrowings of up to $1,800,000. The line of credit is available through June 1, 2000. The line of credit is supported by James F. Riopelle, our Chief Executive Officer and Chairman, who is a co-borrower on the line of credit. Mr. Riopelle has committed to continue to personally support this borrowing arrangement, and is currently negotiating with the bank for an extension of the line of credit beyond its expiration date. There can be no assurance that the line will be renewed, or if not renewed, that replacement financing will be available. If the line is not renewed, Mr. Riopelle has committed to personally fund fiscal year 2000 operating deficits, if any. As of December 31, 1999, no borrowings were outstanding under the line.

         In 1997, our operations generated $151,570 and we sold 906,891 shares of Series A convertible preferred stock and a stock purchase warrant for $3,000,100. Proceeds from the sale were used for retiring bank debt and for working capital purposes. Property purchases in 1997 consisted primarily of furniture, equipment and improvements at MedWise Primary Care Centers.

         In 1998, our operations provided $1,125,361. We acquired four operating primary care centers for a purchase price of $250,000 cash plus contingent consideration based on the primary care centers first full year of operations. Property additions included furniture and equipment for our MedWise Primary Care Centers and our corporate office. Also, during

1998, we sold the furniture, equipment and improvements of a center that we operated to a hospital customer in connection with the center's transfer to a management contract.

         In 1999, our operations used $1,001,923 in cash primarily due to the net loss of $2,924,263, partially offset by non-cash depreciation and amortization and the increase in our working capital deficit. Operating losses were funded by available cash, and increases in the amounts owed to HMOs for claims and contractual settlements. Cash used for investing activities consisted primarily of $507,151 for furniture, equipment and improvements for our centers and $164,224 of additional purchase price paid after the contingent purchase price referred to above was determined.

         Amounts due to HMOs are typically secured by certificates of deposit, letters of credit, or performance bonds. During 1999, we replaced $633,918 of certificates of deposit, which had been used to secure our performance under our HMO contracts, with a performance bond, and added such funds to available working capital.

                                    BUSINESS


GENERAL

         We are a healthcare delivery and medical management organization specializing in providing health care services to patients eligible to participate in the federal Medicare program who are 65 years of age and older. Our primary business focus is on providing comprehensive health care services for Medicare beneficiaries under global risk contracts with health maintenance organizations. Global risk contracts obligate us to provide comprehensive medical services to HMO patients on a percent of total premium basis.

         The foundation of our health care delivery model is the MedWise Primary Care Center, a primary care medical center that uses a physician-led team and our proprietary care management software to provide comprehensive primary care services for older adults. The MedWise Primary Care Center's interdisciplinary team concept works to provide earlier, less costly intervention in medical and psycho-social problems, with a goal of improving the quality of care and patient satisfaction and decreasing utilization of inappropriate and costly health care services.

         A key component of our health care delivery model is our proprietary care management software. This software is a tool used by our MedWise Primary Care Center interdisciplinary teams and administrative staff to manage the care of their patients throughout the entire healthcare continuum. In addition, we are in the development stages of a physician support module for integration into our software, which we are currently beta testing for use as an electronic medical record. If such testing is positive, we will investigate potential commercialization of such software. However, we currently cannot predict the commercial viability of such software, nor our ability to fund such commercialization.

         Our clients include HMOs and hospitals. HMOs contract with us to provide comprehensive health care services to their members under their health plans. We currently provide most of our services under Medicare health care plans, but approximately 7% of our service revenues in 1999 were attributable to non-Medicare health care plan enrollment. We arrange for the delivery of these services for a fixed per member monthly fee, typically referred to as a capitated fee arrangement. Primary care physician services are provided through physicians employed by or under contract with us. For services, other than primary care services, we generally arrange for these services by contracting with hospitals and other providers under a variety of fee arrangements. As of March 1, 2000 we were under contract to provide comprehensive health care services to approximately 17,150 HMO members in Florida and Colorado, of which approximately 14,600 are Medicare HMO members.

         Historically, hospitals have contracted with us for the development and management of primary care outpatient clinics primarily for patients who are 65 years of age or older. In connection with such clinics, we have also licensed our care management software. Our hospital clients typically pay a one-time fixed development fee and monthly fixed management and licensing fees for our services and the use of our software. We are currently phasing out of the business of managing hospital clinics to focus on providing medical services to managed care organizations through our own centers. We currently manage six hospital clinics.

THE GERIMED STRATEGY

         Our objective is to become the leading provider of global risk geriatric medical management. Our strategy to achieve this objective includes the following:

         o To train our employed and contract physicians to provide high quality, early intervention health care throughout the continuum of the geriatric patients' life.

         o To grow our business both by growing our patient enrollment under existing HMO contracts and through acquisition or reassignment of large numbers of patients from new and existing HMO clients.

         o To seek out strategic alliance opportunities with HMOs, providers and alternative service providers.

DELIVERY OF HEALTH CARE SERVICES

         PRIMARY CARE SERVICES. We provide primary care health care services to patients, including those patients assigned to us by HMOs or our hospital clients through MedWise Primary Care Centers. The MedWise Primary Care Center is a primary care doctor's office, but with several important differences. Our delivery model primarily targets patients who are 65 years of age or older. An interdisciplinary team, composed of a physician and a care coordinator provides primary care services to seniors. As volume through a facility increases, a nurse practitioner or physician assistant is added to the team.

         The professionals who staff MedWise Primary Care Centers are specially trained in the field of geriatric services. Our team approach to care management helps ensure that seniors are monitored closely, which facilitates earlier, better quality, less costly intervention along the entire health care continuum. We believe that most physicians focus on their patients' immediate medical complaints, potentially overlooking non-medical issues that, if ignored, could lead to health care problems. With a comprehensive care approach that employs a team in the provision of health care services, MedWise physicians can manage a broader range of issues than other physicians typically take into account and thus resolve many issues before they turn into high-cost health problems. The MedWise team is focused on health management and the functional status of its patients.

         Another aspect of the MedWise Primary Care Center is the Wellness and Prevention Program. This program has been designed to help seniors understand their health concerns and offer practical advice about prevention and self-treatment. We believe that this program increases the quality of patient care and reduces the overall cost of the provision of health care services. In addition, we believe it makes our services attractive to managed care payors because of the reduction in inappropriate healthcare resource utilization, improved member satisfaction and maximization of member retention associated with the program.

         While thousands of seniors are hospitalized each year as a result of avoidable complaints such as malnutrition, our delivery model can help patients avert such problems thereby reducing overall health care costs. A MedWise Primary Care Center team will often send a care coordinator to a patient's home to determine whether diet is the source of the patient's weight loss. If so, the care coordinator may arrange for Meals on Wheels or another similar provider to visit, which can improve the patient's quality of life, eliminate unnecessary medical tests and avert a possible hospitalization. We take a similar approach to other issues as well, in an effort to avert unnecessary hospitalizations. Our delivery model is more expensive in staffing the outpatient setting than a typical primary care physician's office, because of the cost of care coordinators and other team members. However, we believe that under this delivery model, physicians do not order unnecessary diagnostic studies and are able to lower the number of referrals to specialists and unnecessary hospitalizations, thereby lowering overall health care delivery costs.

         The MedWise Primary Care Center team is dedicated to discussing important issues with patients in the early stages of the team/patient relationship. A member of the team sits down with each patient and his or her family to discuss the patient's wishes if he or she should become seriously ill so that the physician and the patient's family know what to do if problems begin to mount. As a rule, the greatest costs incurred by an older adult for health care are during the final six months of a patient's life. This is because many people nearing death regularly shuttle between nursing homes and hospitals as medical crises reach a peak. Hospitalizations can cost thousands of dollars yet do little to improve the quality of a patient's life. The MedWise Primary Care Center team tries to consult with patients before they end up in such predicaments and has found that many patients request not to be hospitalized. A patient's wishes regarding health care are honored by the MedWise Primary Care Center team whatever they may be.

         SPECIALTY CARE SERVICES. Members of an HMO typically select a primary care physician to serve as their personal physician from a listing of contracting physicians or groups. If a member of an HMO selects one of our primary care physicians, we become obligated to provide all of such member's health care services, except for certain "carve-outs" discussed below. The GeriMed physician selected by the HMO's members will oversee their medical care and refer them to a specialist when medically necessary.

         For health care services, other than primary care services, we arrange for the delivery of services by contracting, directly or indirectly through our HMO clients, with physicians, IPAs, medical groups, hospitals and other health care providers. We pay contract providers under a variety of fee arrangements, including capitated fee arrangements, fee-for-service, discounted fee-for-service, and incentive pool arrangements. Under capitated fee arrangements, the amount of the monthly capitated fee does not vary with the nature or extent of services utilized. In exchange for the capitation fee, the physicians employed by or contracting with the IPA, medical group or other contracting entity provide professional services to members of our HMO clients.

         We contract for hospital services, directly or through the applicable HMO, with various hospitals under a variety of arrangements, including fee-for-service, discounted fee-for-service, per diem and flat rate per admission based on diagnosis (DRG methodology). Except in emergency situations, a member's hospitalization must be approved in advance by the utilization review committee of the HMO and must take place in hospitals contracted with us or the HMO. When emergency situations arise requiring medical care by physicians or hospitals not contracted with the Company, we are typically financially responsible for the cost of medically necessary care.

         Under our agreements with HMOs, we generally do not accept financial responsibility for substance abuse or mental health services for HMO members. These excluded services are referred to as "carve-outs."

CLIENTS

         We provided services to HMOs owned and operated by Humana, CIGNA Healthcare, Inc. and Pacificare, Inc. Approximately 57% of our revenues in 1999 were attributable to Humana, 10% were attributable to CIGNA Healthcare of Florida, Inc. and 5% were attributable to PacifiCare of Colorado, Inc. The agreements with these HMOs are generally terminable by us or the HMO upon 90 days' prior written notice. We also provided management services for hospital-owned MedWise Primary Care Centers for eight hospitals. Hospital fees represented approximately 14% of our revenues in 1999.

MARKETING

         We market our medical management services primarily to HMOs through direct selling efforts.

COMPETITION

         Management believes our direct competition is most likely to come from the following sources.

         HEALTH MAINTENANCE ORGANIZATIONS. Most HMOs are eligible to offer comprehensive services to the elderly for a fixed payment from Medicare and many HMO's are developing geriatric health care systems. Therefore, Medicare risk HMOs represent either a client or competitor for us. To the extent an HMO manages its own provider network in a market in which we provide services, such HMO will compete with us for both medical providers and patients.

         MEDICAL MANAGEMENT COMPANIES. There are other medical management companies providing medical management services to HMOs under fully-capitated arrangements. These medical management companies compete directly with us for HMO contracts.

         HEALTH CARE PROVIDERS. We also face competition from hospitals and other health care providers who have combined and formed their own networks to contract directly with HMOs for the delivery of health care services.

GOVERNMENT REGULATION

         The health care industry is subject to extensive, stringent and frequently changing federal, state and local regulation which is interpreted and enforced by a number of government/regulatory entities with broad discretion.

         Government regulation of health care coverage products and services is a changing area of law that varies from jurisdiction to jurisdiction. Changes in applicable laws and regulations are constantly being considered and the interpretation of existing law and rules also change from time to time. Regulatory agencies have broad discretion in promulgating regulations and in interpreting and enforcing laws and rules. We are unable to predict what regulatory changes may occur or what the impact on us will be from a particular change.

         The federal government and each of the states in which we conduct our business have adopted laws and regulations that govern our business activities to varying degrees regarding managed care operations, submission of claims, patient confidentiality, competition and the corporate practice of medicine.

         MANAGED CARE. One of the most important laws affecting our business is the Federal Health Maintenance Organization Act of 1973, as amended (the "HMO Act"), and the regulations promulgated thereunder by the federal Secretary of Health and Human Services and the various state regulations mandating compliance with certain net worth and other financial requirements.

         We are not, and are not required to be, federally qualified under the HMO Act. All of our HMO clients, however, are required to be federally qualified under the HMO Act. As a result, federal regulations governing HMOs are generally applied to us through our contracts with HMOs. Under federal regulations, services to patients must be provided substantially on a fixed, prepaid, monthly basis; without regard to the actual utilization of services. From time to time, the U.S. Congress considers modifications to the HMO Act. We are unable to predict what, if any, modifications to the HMO Act will be passed into law or what effect, if any, legislation would have upon our operations, profitability or business prospects.

         Other areas regulated by federal and state law, although not necessarily by each state, are the scope of benefits available to patients, the manner in which premiums are structured, procedures for the review of quality assurance, enrollment requirements, the relationship between an HMO and its health care providers, procedures for resolving grievances, licensure, expansion of service areas, financial condition, grounds for termination or non-renewal of patients and providers, and patient rights. The HMOs, and their providers, are subject to periodic review and/or audit by the federal and state licensing authorities regulating them.

         The Medicare risk contracts entered into by our HMO clients subject participating HMOs to regulation by the Health Care Financing Administration
(HCFA), a branch of the federal Department of Health and Human Services. HCFA has the right to audit HMOs operating Medicare risk contracts to determine compliance with contract terms, regulations and laws governing the use of federal funds and to monitor the quality of care being rendered to HMO enrollees. HCFA also has the right to terminate our Medicare contracts, or the Medicare contracts of our providers, and exclude us or our providers from participation in government health programs, if we or our providers fail to meet established government compliance standards.

         In 1997, the Balanced Budget Act (the "BBA") was enacted which, among other things, replaced the Medicare risk contract program with the Medicare+Choice (M+C) program. The BBA modified the method of federal reimbursement and the requirements for organizations participating in the M+C program. M+C organizations are contractually obligated to meet all of the requirements specified in the M+C regulation, and otherwise articulated in its M+C contract with HCFA. M+C organizations may meet these requirements by directly providing required health or administrative services, or by engaging in contracts for the provision of health or administrative services that obligate the contracting party to meet all of the requirements specified in the M+C regulation. These services may be furnished either by a person or entity directly contracting with the M+C organization or with another person or entity whom they have assigned the responsibility to furnish the services. M+C organizations, or organizations contracting with an M+C organization, are required to ensure that their employees are fully informed of their obligations under the M+C regulations.

         CLAIMS. As part of our services, we contract with a billing company to submit claims, as our agent, under governmental programs. Federal law, and the laws of some states where we conduct business, provide that it is both a civil and a criminal violation for any person to submit a claim to any payer, including Medicare, Medicaid and private health plans and managed care plans, seeking payment for any services or products that overbills or bills for items that have not been provided to the patient. We believe that we have in place policies and procedures to assure that claims submitted are accurate and complete, provided that the information given to us by our patients is also accurate and complete.

         CONFIDENTIALITY. Existing federal and state laws and regulations regulate the disclosure of confidential medical information, including information regarding conditions like AIDS, substance abuse and mental illness. In addition, the federal Department of Health and Human Services recently published a proposed rule regarding the disclosure of electronic confidential medical information, which is expected to become final in June of 2000. As part of our operations, patients may provide to us patient-specific confidential medical information. We believe that we have policies and procedures in place to assure that any confidential medical information received is handled in a manner that complies with all current federal and state confidentiality requirements.

         COMPETITION. Apart from basic antitrust laws such as the Sherman, Clayton, Federal Trade Commission, and Robinson-Patman Acts, the health care industry is subject to specific regulation regarding anti-competitive activities by the Federal Trade Commission (FTC). The FTC's published guidelines, "Statements of Antitrust Enforcement in Health Care" and additional "Revised Statements" prohibit agreements between providers to fix prices or divide markets, and provide some "safety zones" for arrangements between providers that will not be challenged by the agency. The majority of the health care competition issues raised by the FTC, however, are determined by a process that does not lend itself to predicting outcomes as the agency attempts to determine if an action creates pro-competitive efficiencies that, on balance, outweigh any anti-competitive effects.

         RENEWABILITY. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") requires, among other things, the guaranteed issuance and renewability of health insurance coverage for certain individuals and small groups, and guaranteed renewability for large and small groups and certain individuals. Further, HIPAA limits exclusions for preexisting conditions, and the grounds for terminating coverage. HIPAA also imposed significant regulations and penalties designed to prevent health care fraud and abuse.

         CORPORATE PRACTICE OF MEDICINE. Most states, including some states in which we conduct business, have adopted laws and regulations that limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals. Many states also limit the scope of business relationships between business entities such as us and licensed professionals and professional corporations, particularly with respect to fee-splitting between physicians and non-physicians. Laws and regulations relating to the practice of medicine, fee-splitting and similar issues vary widely from state to state, are frequently vague, and are infrequently interpreted by courts or regulatory agencies in a manner that provides reliable guidance with respect to our business operations. We attempt to structure all of our healthcare service operations to comply with applicable state statutes regarding medical practice, fee-splitting and related issues. There can be no assurance, however, that courts or government officials with the authority to interpret or enforce these laws and regulations will not assert that we are in violation of such laws and regulations; or that future interpretations of such laws and regulations will not require us to modify the structure and organization of our business.

EMPLOYEES

         As of March 10, 2000, we employed 226 full-time employees. None of our employees are represented by a labor union or covered by a collective bargaining arrangement. We believe our employee relations are good.

FACILITIES

         The following table sets forth the facilities that we are currently leasing for our corporate headquarters and for our MedWise Primary Care Centers. We believe that these facilities will be adequate for our needs for the foreseeable future.


                                                                            LEASE
                                                             CURRENT      EXPIRATION                          SQUARE
                SITE                       LOCATION        MONTHLY RENT      DATE        RENEWAL OPTION       FOOTAGE
                ----                       --------        ------------   ----------     --------------       -------

Corporate Offices                     Englewood, CO            $7,407      09/30/05              --            11,111
MedWise Primary Care Aurora           Aurora, CO                8,526      06/14/02              --             5,070
MedWise Primary Care Palm Coast       Palm Coast, FL            5,048      12/31/04       3 5-year options      3,672

MedWise Primary Care Deltona          Deltona, FL               2,916      12/31/01              --             2,800
MedWise Primary Care New Smyrna       New Smyrna Beach,         5,250      02/28/05       1 5-year option       4,200
                                      FL
MedWise Primary Care Sun City         Sun City, FL              4,771      12/31/03       1 5-year option       4,200
MedWise Primary Care Bloomingdale     Valrico, FL               4,737      12/31/00              --             3,395

MedWise Primary Care Largo            Largo, FL                 5,699      09/14/04       1 5-year option       2,981
MedWise Primary Care Gore             Orlando, FL               5,124      01/14/04       1 5-year option       3,617
MedWise Primary Care Winter Park      Winter Park, FL           3,966      02/28/01              --             4,068

MedWise Primary Care Kirkman          Orlando, FL               5,032      02/28/02       1 3-year option       *
MedWise Primary Care Semoran          Orlando, FL               4,800      07/31/04              --             3,807
MedWise Primary Care Altamonte        Altamonte Springs,        4,636      08/14/06              --             3,007
Springs                               FL

MedWise Primary Care Casselberry      Casselberry, FL           6,852      07/31/01       1 5-year option       2,615

MedWise Primary Care Kissimmee        Kissimmee, FL             3,160      09/30/04       1 5-year option       2,615

Reno Primary Care for Seniors         Reno, NV                  9,234      04/30/02              --             4,865

--------

* Denotes entire building.


INTELLECTUAL PROPERTY

         We believe that recognition of our name is important to successful marketing of our services. We own the servicemarks "GeriMed," "Years Ahead" and "MedWise," all of which have been registered with the United States Patent and Trademark Office. We also registered copyrights for our MedWise Healthy Living Manual and MedWise Marketing Manual in July 1997.

         In late 1994, GeriMed, Inc., a Kentucky corporation, f/k/a Institute for Healthcare Cost Containment, Inc. challenged our right to use the servicemark "GeriMed." Upon investigation, it was determined that we filed for servicemark registration first and obtained registration of the servicemark first. As part of our settlement agreement with GeriMed, Inc., GeriMed, Inc. agreed to not use the servicemark in the field of clinical delivery of medical services for seniors and we agreed that GeriMed, Inc. would have exclusive right to use the servicemark for group purchasing activities for pharmacies. We are not aware of any other litigation or challenges to our intellectual property.

LEGAL PROCEEDINGS

         We are involved in litigation incidental to our business from time to time. We are not currently involved in any litigation in which we believe an adverse outcome would have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

                               STOCK OPTION PLAN

WHAT IS THE STOCK OPTION PLAN?

         The stock option plan was adopted by us on December 28, 1993 to enable our employees, whose judgment, initiative and continued efforts are expected to contribute to the successful conduct of our business (referred to as "Key Employees") to own our common stock and to take advantage of the tax benefits allowed by the Internal Revenue Code to employer stock option plans. The stock option plan was amended on June 27, 1995 to increase the number of shares of common stock issuable upon exercise of options granted pursuant to the stock option plan. The stock option plan is not a qualified deferred compensation stock option plan under 401(a) of the Internal Revenue Code nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974.

         The stock option plan's purpose is to attract and retain the services of qualified and capable Key Employees, to encourage superior performance of the Key Employees, and to promote our success.

HOW MANY SHARES OF STOCK ARE RESERVED FOR ISSUANCE UNDER THE STOCK OPTION PLAN?

         We have reserved a total of 1,100,000 shares of common stock for issuance under the stock option plan.

WHO ADMINISTERS THE STOCK OPTION PLAN?

         The stock option plan is administered by a committee, appointed by our Board of Directors, consisting of at least two directors who are not our employees (the "Option Committee"). The Option Committee has final authority to interpret any provision of the stock option plan or any grant made under the stock option plan. The Option Committee currently consists of Douglas W. Kinzley and Raymond M. Culp, M.D.

         Subject to the express provisions of the stock option plan, the Option Committee has the power to:

         o  grant incentive stock options to Key Employees;

         o  grant non-qualified stock options to Key Employees;

         o make all determinations necessary or desirable for the administration of the stock option plan;

         o  construe the respective option agreements and the stock option plan;

         o prescribe, amend and rescind rules and regulations relating to the stock option plan;

         o determine the terms and provisions of the respective option agreements, which need not be identical; and

         o  correct any inconsistencies in the stock option plan.

WHO IS ELIGIBLE TO PARTICIPATE IN THE STOCK OPTION PLAN?

         Our Key Employees are eligible to participate in the stock option plan.

WHO SELECTS THE KEY EMPLOYEES WHO RECEIVE OPTIONS?

         The Option Committee selects the persons who receive options under the stock option plan. The Option Committee may consider the present and potential contributions of a Key Employee and any other factors they deem proper and relevant in making determinations regarding grants of options under the stock option plan.

WHAT TYPES OF GRANTS ARE PERMITTED UNDER THE STOCK OPTION PLAN?

         The stock option plan permits us to grant incentive stock options and non-qualified stock options. The options are described below.

WHAT IS A STOCK OPTION?

         An option is a right to buy stock in the future at a predetermined price. Incentive stock options are options that qualify for preferred tax treatment under Section 422 of the Internal Revenue Code. Non-qualified stock options are options that do not qualify as incentive stock options.

         Subject to the terms of the stock option plan, the Option Committee determines the number of shares subject to each option. The Option Committee also determines the option exercise price. However, the exercise price of an incentive stock option may not be less than the fair market value of the common stock on the date of grant. Additionally, if you own more than 10% of the total combined voting power of all classes of our outstanding stock at the time of grant, the exercise price of an incentive stock option may not be less than 110% of the fair market value on the date of grant.

WHEN MAY I EXERCISE AN OPTION?

         You may exercise the incentive stock options and non-qualified stock options only after they become vested. The portion of an option grant that is vested depends upon the period of time that has elapsed since the date it was granted. The Option Committee establishes the vesting schedule for the options granted under the stock option plan.

WHEN DO MY VESTED OPTIONS EXPIRE?

         Vested stock options expire as of the earliest of:

         o 10 years from the date the Option was granted (5 years if you own more than 10% of the total combined voting power of all classes of our outstanding stock on the date of grant), or

         o three months after your termination of employment with us for any reason other than death or disability, or

         o twelve months after your death or disability resulting in your termination of employment with us.

WHEN DO MY UNVESTED OPTIONS EXPIRE?

         All unvested options expire if your employment relationship with us terminates for any reason.

HOW DO I EXERCISE AN OPTION?

         You exercise vested options by delivering written notice, properly addressed postage prepaid, by registered or certified mail to our Secretary, at our principal offices. In your notice, you must state the number of shares of common stock with respect to which you desire to exercise your options and the date of exercise, which date must be at least five days after signing the notice.

HOW MAY I PAY FOR THE EXERCISE PRICE?

         The exercise price is payable in cash, unless another form of consideration is approved by the Option Committee.

DO I HAVE AN OBLIGATION TO NOTIFY GERIMED OF AMERICA, INC. IF I SELL COMMON
STOCK?

         You must notify us when you sell common stock received upon exercise of an incentive stock option if you sell the common stock (i) within two years after we granted the incentive stock option you exercised or (ii) within one year after you received the common stock upon exercise of the incentive stock option. Your written notice should be delivered, properly addressed postage prepaid, by registered or certified mail to the Option Committee, at our principal address, and set forth the number of shares of common stock sold and the amount received upon the sale.

WHAT OTHER TERMS APPLY TO ALL AWARDS?

         WRITTEN OPTION AGREEMENTS. Options granted under the stock option plan are evidenced by a written agreement between us and the Key Employee to whom the award is granted.

         NON-TRANSFERABILITY OF OPTIONS. Generally, you cannot transfer the options granted under the stock option plan. However, the option may be transferred by will or the laws of descent and distribution. Additionally, non-qualified stock options may be transferred, subject to the Option Committee's approval, and on such terms and conditions as the Option Committee determines in its sole and absolute discretion.

         ADJUSTMENT FOR CHANGES IN CAPITALIZATION. In the event any change, such as a stock split, dividend, recapitalization, or stock reclassification, is made in our capitalization, an appropriate adjustment will be made in the price of each option and in the number of shares subject to each option.

         EFFECT OF DISSOLUTION OR LIQUIDATION OF GERIMED OF AMERICA, INC. In the event of our dissolution or liquidation, other than in connection with a merger or reorganization, all outstanding options shall be deemed terminated.

         EFFECT OF CORPORATE TRANSACTIONS. Upon the merger, consolidation, reorganization, or similar transaction with another entity, the Option Committee may, without the consent of the Key Employee, accelerate the exercisability of any outstanding option and shorten the time period within which the Key Employee must exercise his or her options. Additionally, the Option Committee may authorize modification of any outstanding option with the consent of the Key Employee when and subject to such conditions as are deemed to be in our best interests and in accordance with the purposes of the stock option plan.

         If we do not accelerate the exercisability of any options upon the occurrence of a merger, consolidation, reorganization, or similar corporate transaction, and, as a result of the transaction, shares of common stock are exchanged for other of our securities or securities of another corporation which has assumed the outstanding options under the stock option plan or substitutes for such options its own options, each Key Employee shall be entitled (subject to the conditions stated in the stock option plan or applicable to the substituted options) to purchase that amount of the other of our securities or the other corporation sufficient to ensure the value of the Key Employee's options before such corporate transaction is equivalent to the value of the substituted options immediately after the transaction. Upon the occurrence of such corporate transaction, the class and aggregate number of shares subject to the stock option plan, whether or not previously granted, shall be appropriately adjusted to reflect the transaction.

         LIMITATIONS ON GRANTS. The Option Committee cannot grant incentive stock options to any Key Employee to the extent that the fair market value of the common stock on the date of grant issuable upon exercise of such incentive stock options exercisable for the first time in any one year would exceed $100,000. No incentive stock options can be granted under the stock option plan after December 28, 2003. The total number of shares of common stock that may be issued upon exercise of options issued under the stock option plan may not exceed 1,100,000 shares. If options issued under the stock option plan expire or terminate unexercised, new options may be issued with respect to the share of common stock underlying the expired or terminated options.

         AMENDMENT AND TERMINATION. The Board may make such modifications to the stock option plan at any time as it deems advisable and in accordance with
Section 422 of the Internal Revenue Code. To the extent necessary and desirable to comply with Section 422 of the Internal Revenue Code (or any other applicable law or regulation), we must obtain shareholder approval of certain amendments to the stock option plan in the manner and to the degree required by such laws and regulations. Except in the case of merger or reorganization (as described in the stock option plan), the Board may not, without approval of our shareholders, increase the number of shares reserved for options under the stock option plan.

         WITHHOLDING TAXES. We may take any steps we deem to be necessary or appropriate for the payment of withholding taxes payable as a result of the grant, vesting, or exercise of options or the sale of common stock issued upon exercise of options.

TAX INFORMATION

         The following is a brief summary of the effect of U.S. federal income tax laws upon options to purchase common stock granted under the stock option plan based on U.S. federal income tax laws in effect on March 1, 2000.

         This summary is not intended to be exhaustive and does not discuss the tax consequences of a participant's death or the provisions of any income tax laws of any municipality, state or foreign country in which a Key Employee may reside. Moreover, the federal income tax laws have been frequently revised, and may be changed again at any time in the future. You should consult your own tax advisor regarding the taxation of these options.

         INCENTIVE STOCK OPTIONS. Generally, you will not recognize taxable income upon the grant or exercise of an incentive stock option (unless the alternative minimum tax rules apply). If you acquire common stock pursuant to the exercise of an incentive stock option and you do not dispose of the stock before the later of (i) two years after the date the option was granted to you or (ii) one year after the issuance of the stock to you, then upon the resale of the stock, any amount realized in excess of the option exercise price will be treated as a long-term capital gain and any loss sustained will be treated as a long-term capital loss. We will not realize a tax deduction if you dispose of the stock after these periods. If you dispose of the stock before the expiration of the periods described above, you will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the option exercise price paid for such shares, and we will be entitled to a tax deduction in the same amount. Any further gain or loss you realize will be taxed as short-term or long-term capital gain or loss, as the case may be, and will not result in any deduction by us.

         If your option designated as an incentive stock option first becomes exercisable in any calendar year for shares whose aggregate fair market value exceeds $100,000, the exercise of such excess shares will be treated for income tax purposes as having been acquired by you pursuant to an non-qualified stock option. For purposes of this rule, (i) all incentive stock options granted by us to you are aggregated, (ii) the fair market value of the shares is the value of the common stock on the date of grant of the option, and (iii) options are taken into account in the order in which they are granted.

         ALTERNATIVE MINIMUM TAX. The exercise of an incentive stock option granted under the stock option plan may subject you to the alternative minimum tax ("AMT") under Section 55 of the Code. In computing alternative minimum taxable income, shares purchased upon exercise of an incentive stock option are treated as if they had been acquired by you pursuant to an non-qualified stock option. Under certain circumstances, you may affect the timing and measurement of AMT by filing an election with the Internal Revenue Service under Section 83(b) of the Code within 30 days after the date of exercise of an incentive stock option. Accordingly, you should consult your tax advisor prior to exercising an incentive stock option concerning the advisability of filing an election under Section 83(b) of the Code for AMT purposes.

         If you pay AMT in excess of your regular tax liability, the amount of such AMT relating to incentive stock options may be carried forward as a credit against any subsequent years' regular tax in excess of the AMT.

         NON-QUALIFIED STOCK OPTIONS. Generally, you do not recognize income at the time a non-qualified stock option is granted to you. At exercise, you generally recognize ordinary income (subject to tax withholding) in an amount equal to the difference between the option exercise price paid for the shares and the fair market value of the shares on the date of exercise. You receive capital gain treatment for any gain or loss recognized upon disposition of stock acquired pursuant to an non-qualified stock option. We are entitled to a tax deduction in the same amount of ordinary income you recognize in connection with the exercise of an non-qualified stock option. If you are an employee at the time of grant, any ordinary income recognized upon exercise of a non-qualified stock option will constitute wages for which withholding will be required.

                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

         Our directors and executive officers are as follows:


              Name                             Age                              Position
              ----                             ---                              --------

         James F. Riopelle, M.D.               50                    Chief Executive Officer and
                                                                     Chairman of the Board
         Michael R. Wasserman, M.D.            40                    President and Chief Medical Officer
         Raymond C. Delisle                    67                    Chief Operating Officer and Director
         James M. Graham                       53                    Executive Vice President of Finance,
                                                                     Treasurer and Secretary
         Dennis L. Kuper                       53                    Chief Financial Officer
         Randall L. Wade                       44                    Executive Vice President of
                                                                     Development
         David G. McKenzie                     41                    Vice President of Operations
         Dennis R. Ahlman                      58                    Director
         Paul J. Bracken                       52                    Director
         Raymond M. Culp, M.D.                 61                    Director
         Douglas W. Kinzley                    46                    Director
         Richard H. Miles                      49                    Director

         James F. Riopelle, M.D. has served as our Chairman of the Board of Directors and Chief Executive Officer since September 1993. Dr. Riopelle previously served as our President from September 1993 to April 1998. Dr. Riopelle received a B.S. degree and M.D. degree from Michigan State University.

         Michael R. Wasserman, M.D. has served as our President and Chief Medical Officer since April 1998 and has practiced as a Geriatrician at our MedWise Primary Care Center in Aurora, Colorado since September 1994. Dr. Wasserman served as our Vice President for Medical Affairs from January 1997 to April 1998. Dr. Wasserman was our Medical Director at our MedWise Primary Care Center in Aurora, Colorado from September 1994 to December 1996 and acted as our Medical Director for our Transitional Care Unit at Aurora Presbyterian Hospital in Aurora, Colorado from 1994 to 1997. Dr. Wasserman received his B.S. degree from University of California, Irvine, and his M.D. degree from the University of Texas, Medical Branch. Dr. Wasserman completed his residency in Internal Medicine at Cedars-Sinai Medical Center and a Fellowship in Geriatric Medicine from University of California, Los Angeles.

         Raymond C. Delisle has served as a director since April 1994 and as our Chief Operating Officer since October 1995. From March 1986 to October 1995, Mr. Delisle was the President of Delisle Group, a management consulting firm specializing in human resources and labor relations. Until March 1997, Mr. Delisle was a director of Citywide Banks of Denver and Lakewood. Mr. Delisle received a B.S. degree from Fairleigh Dickinson University and J.D. degree from the University of Denver College of Law.

         James M. Graham has served as our Treasurer since August 1994, our Secretary since March 2000, and our Executive Vice President of Finance since January 1996. Mr. Graham previously served as our Chief Financial Officer from July 1994 to January 1996 and as Assistant Secretary from January 1995 to March 2000. Mr. Graham received a B.S. degree from Pennsylvania State University.

         Dennis L. Kuper has been our Chief Financial Officer since January 1996. From November 1986 through October 1995, Mr. Kuper served as the Executive Vice President-Finance and Chief Financial Officer of VICORP Restaurants, Inc., a Nasdaq listed operator and franchiser of 400 mid-scale family style restaurants. Mr. Kuper received a B.S. degree from the University of South Dakota.

         Randall L. Wade has served as our Executive Vice President of Development since January 1997. From 1991 to January 1997, Mr. Wade worked as a Regional Manager for Ziegler Leasing, which is a healthcare finance company. Mr. Wade received a B.S. degree from Central University of Iowa.

         David G. McKenzie has been our Vice President of Operations since May 1995. From October 1991 to March 1995, Mr. McKenzie served as the Chief Financial Officer and General Manager of the Seattle Fish Company, a seafood distribution company located in Denver, Colorado. Mr. McKenzie received a B.S. degree from the University of Vermont.

         Dennis R. Ahlman has served as a director since April 1994, as a member of our Compensation Committee since January 1998 and as a member of our Option Committee since March 2000. From 1986 until his retirement in August 1999, Mr. Ahlman was Vice President of Administration for the Gates Rubber Company where he had responsibility for Human Resources, Information Systems, Purchasing and the Gates Clinic. The Gates Clinic is a Denver-based, multi-specialty medical clinic used by approximately 1,400 employees, 3,400 retirees, their dependents, and various outside patients. Mr. Ahlman received a B.S. degree from the University of Nebraska.

         Paul J. Bracken, Ph.D. has served as a director since June 1996. Dr. Bracken is a tenured Professor of Management at the School of Management at Yale University and is an expert in the fields of corporate strategy and business use of new technology. Before joining the Yale faculty in 1983, he was on the senior staff of the Hudson Institute, where he directed the management consulting division. He received a B.S. degree from Columbia University and a M.S. and Ph.D. from Yale University.

         Raymond M. Culp, M.D. has served as a director since April 1994, as a member of our Compensation Committee since January 1998 and as a member of our Option Committee since March 2000. Since 1968, Dr. Culp has been in the private practice of psychiatry. Dr. Culp received a B.A. degree from the University of Oklahoma and an M.D. degree from Baylor College of Medicine.

         Douglas W. Kinzley has served as a director since April 1994. Mr. Kinzley has been Vice Chairman and a managing principal of MGA Communications, Inc. since November 1997. From December 1983 to October 1998, Mr. Kinzley was Chairman of the Board and Chief Executive Officer of Kinzley-Hughes, Inc., a marketing consulting, advertising, public relations and marketing research firm specializing in healthcare marketing with offices in Denver and Los Angeles. Mr. Kinzley received a B.A. degree from the University of North Dakota.

         Richard H. Miles has served as a director since December 1997 and as a member of our Compensation Committee since January 1998. Mr. Miles has served as President and Chief Operating Officer of Spectrum Healthcare Services, Inc. since December 1993. Mr. Miles received a B.A. degree from Vanderbilt University and a M.B.A. degree from Xavier University.

COMPOSITION OF OUR BOARD OF DIRECTORS AND BOARD OF DIRECTORS' COMMITTEES

         Our Restated Bylaws provide that the Board of Directors consist of at least one and no more than twelve directors and our Board of Directors may change the number by passing a resolution. We currently have seven directors. Each director serves on the Board of Directors until his respective successor is elected and qualified at an annual meeting of shareholders.

         Our Board of Directors established our Compensation Committee in January 1998. Our Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all of our executive officers and establishes and reviews general policies relating to compensation and benefits of our employees. The members of our Compensation Committee are Raymond M. Culp, Dennis R. Ahlman and Richard H. Miles. In March 2000, our Board of Directors established our Option Committee comprised of two non-employee members of the Board of Directors to administer our stock option plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Our Compensation Committee makes all compensation decisions. None of our officers are members of our Compensation Committee. No interlocking relationship exists between our

Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

DIRECTORS' COMPENSATION

         We reimburse our directors for all reasonable out-of-pocket expenses they incur in connection with their attendance at Board of Directors and Compensation Committee meetings.

EXECUTIVE COMPENSATION

         Summary Compensation Table. The following table sets forth summary information regarding all cash and non-cash compensation awarded to or earned by our Chief Executive Officer and our four most highly compensated officers, other than our Chief Executive Officer, for services rendered during the years ended December 31, 1999, 1998 and 1997.


                                                                                 LONG TERM           ALL OTHER
                                                  ANNUAL COMPENSATION            COMPENSATION       COMPENSATION
                                           -----------------------------------  -----------------  --------------

                                                                                    NUMBER OF
                                                                                SECURITIES UNDER-
NAME AND PRINCIPAL POSITION                YEAR      SALARY          BONUS        LYING OPTIONS
---------------------------                ----   ------------   -------------  -----------------

James F. Riopelle                          1999   $    175,000             --             --                   --
 Chief Executive Officer                   1998        150,568             --             --                   --
                                           1997        127,200             --             --                   --

                                           1999   $    186,162   $      5,000         50,000                   --
Michael R. Wasserman                       1998        184,398         29,675             --            $  44,993
 President and Chief Medical
 Officer
Raymond C. Delisle                         1999   $    120,000             --             --                   --
 Chief Operating Officer                   1998        116,462   $      1,500             --                   --
                                                          1997        120,000             --                   --
James M. Graham                            1999   $    113,000   $      3,075             --                   --
 Executive Vice President of               1998        108,626          1,000             --                   --
 Finance, Secretary and                    1997        108,000             --             --                   --
 Treasurer
Randall L. Wade                            1999   $     80,000   $    101,974             --                   --
 Executive Vice President of               1998         80,000         30,027             --                   --
 Development                               1997         85,690         27,000         40,000                   --

     o   Salary includes all personal contributions to our 401(k) plan and
         Section 125 benefits plan. We have never made matching contributions to employee 401(k) plans.

     o Michael R. Wasserman, M.D. became our President and Chief Medical Officer in April 1998. $44,993 of Dr. Wasserman's "other compensation" consists of the forgiveness of an amount equal to $44,993 in December 1998 owed by Dr. Wasserman to us pursuant to a loan agreement between Dr. Wasserman and us.

         OPTION GRANTS IN FISCAL YEAR 1999. The following table sets forth information regarding stock options granted during fiscal year 1999 to our Chief Executive officer and our other four most highly compensated executive officers, other than our Chief Executive officer, who were serving as executive officers at the end of 1999.


                                                                                                            GRANT DATE
                                                            INDIVIDUAL GRANTS                                 VALUE
                                     ------------------------------------------------------------------     ----------
                                                              PERCENTAGE OF
                                               NUMBER OF     TOTAL OPTIONS
                                              SECURITIES       GRANTED TO     EXERCISE
                                              UNDERLYING      EMPLOYEES IN     PRICE                        GRANT DATE
                                     FISCAL    OPTIONS        FISCAL YEAR       PER          EXPIRATION       RESALE
              NAME                    YEAR     GRANTED           (%)           SHARE           DATE           VALUE
              ----                   ------   ----------     -------------    --------       ----------     ----------

James F. Riopelle, M.D                1999           --           --              --                 --             --
  Chief Executive Officer


Michael R. Wasserman, M.D             1999       50,000         45.5%     $     2.50         01/12/2009     $     2.50
  President and Chief Medical
  Officer

Raymond C. Delisle                    1999           --           --              --                 --             --
  Chief Operating Officer

James M. Graham                       1999           --           --              --                 --             --
  Executive Vice President of
  Finance, Secretary and
  Treasurer

Randall L. Wade                       1999           --           --              --                 --             --
  Senior Vice President and
  Executive Vice President of
  Development

----------------------------------

         In the foregoing table, with respect to the total options granted to employees in fiscal year 1999, we granted stock options for an aggregate of 110,000 shares.

EMPLOYMENT AGREEMENTS

         Effective January 1, 2000, we entered into an employment agreement with Randall L. Wade under which Mr. Wade agreed to serve as Executive Vice President of Development. The agreement is for an initial term of three years with automatic renewals for succeeding one year terms. Mr. Wade is paid a base salary of $80,000 per year, plus additional incentive compensation based upon the number of patients covered under new and existing HMO contracts providing health care and provides for accelerated vesting of stock options if Mr. Wade meets certain performance milestones. In addition, Mr. Wade is entitled to bonus compensation based on profitability of HMO contracts that we entered into during 1998 and 1999.

                              CERTAIN TRANSACTIONS

         During 1997, 1998, from January 1999 to May 1999 and from March 3, 2000 to the date of this prospectus, James F. Riopelle, M.D. signed as a co-borrower with us on a bank line of credit for $1,800,000 to induce the bank to maintain the line of credit. Dr. Riopelle has not made withdrawals on the line of credit and we are currently negotiating, through a special committee of the Board of Directors comprised of three non-employee directors, the consideration to be paid to Dr. Riopelle for signing as a co-borrower. Until March 1997, Raymond C. Delisle served on the Board of Directors of the bank. Raymond C. Delisle is a member of our Board of Directors and is our Chief Operating Officer. Interest on borrowings on the line of credit is payable monthly at a rate of 10.75% per annum.

         On February 29, 2000, Dr. Riopelle loaned us $300,000 to prevent an overdraw on our accounts. On March 1, 2000, we paid Dr. Riopelle the $300,000 in full. We paid Dr. Riopelle one day's interest at a rate of 10.75% per annum on the loan.

                             PRINCIPAL SHAREHOLDERS


         The following tables set forth certain information regarding the beneficial ownership of our common stock and Series A convertible preferred stock, as of March 15, 2000 for (i) each person known by us to beneficially own more than 5% of any class of the shares of our capital stock, (ii) each executive officer named in the Summary Compensation Table, (iii) each of our directors, and (iv) all of our directors and executive officers as a group. Shares not outstanding but deemed beneficially owned by virtue of the right of an individual or group to acquire them within 60 days are treated as outstanding only when determining the amount and percentage owned by such individual or group. Unless otherwise noted, each person or group identified has sole voting and investment power with respect to the shares of capital stock shown. Unless otherwise indicated, the address is 333 West Hampden Avenue, Suite 200, Englewood, Colorado 80110.


NAME AND ADDRESS                                 NUMBER OF SHARES    PERCENT OF OUTSTANDING
OF BENEFICIAL OWNER                             BENEFICIALLY OWNED           SHARES
--------------------                            ------------------   -----------------------

James F. Riopelle, M.D................                3,371,000             77.1%
Raymond M. Culp, M.D..................                   40,000               *
Raymond C. Delisle....................                   75,000              1.7%
Douglas W. Kinzley....................                   40,000               *
Dennis R. Ahlman......................                   40,000               *
Paul J. Bracken.......................                        0               *
Richard H. Miles......................                2,329,335             34.8%
12647 Olive Blvd.
Creve Coeur, MO  63141
Michael R. Wasserman, M.D.............                  100,000              2.2%
James M. Graham.......................                   50,000              1.1%
Randall L. Wade.......................                   65,411               *
Spectrum Healthcare Services, Inc.....                2,329,335             34.8%
12647 Olive Boulevard
Creve Coeur, MO  63141
Robert J. Beattie.....................                  275,000              6.3%
544 DTC Parkway, Suite 800
Englewood, CO  80111

All executive officers and directors
as a group (12 people)................                6,184,746             88.2%

              * Less than one percent.

                  In the foregoing table the common stock beneficially owned by:

     o James F. Riopelle, M.D. does not include 208,000 shares of common stock owned by his four children and 67,000 shares of common stock owned by his nieces and nephews. All of such shareholders have granted a proxy to vote their shares to Robert J. Beattie, who, at the time the proxy was given, was Dr. Riopelle's brother-in-law. Dr. Riopelle disclaims beneficial ownership of all of such shares and such shares are not included in the table above.

     o Raymond C. Delisle does not include 12,700 shares of common stock beneficially owned by his wife, daughter and son. Mr. Delisle has no voting rights with respect to the 12,700 shares of common stock. The foregoing table includes 25,000 shares of common stock underlying options we granted under our stock option plan at an exercise price of $2.50 per share.

     o Paul J. Bracken does not include 25,000 shares of common stock held by members of Dr. Bracken's family. Dr. Bracken has no voting rights with respect to those shares.

     o Richard H. Miles consists of 2,329,335 shares beneficially owned by Spectrum Healthcare Services, Inc. Mr. Miles is an executive officer of Spectrum.

     o Michael R. Wasserman, M.D. consists of 100,000 shares of common stock underlying options we granted under our stock option plan at exercise prices of $1.00 and $2.50 per share. We do not include 35,000 shares of common stock underlying options we granted under our stock option plan at an exercise price of $1.00 that are not exercisable until July 15, 2000.

     o James M. Graham consists of 50,000 shares of common stock underlying options we granted under our stock option plan at an exercise price of $1.00 per share.

     o Randall L. Wade consists of 65,411 shares of common stock underlying options we granted under our stock option plan at an exercise price of $2.50 per share. We do not include 9,589 shares of common stock underlying options we granted under our stock option plan at an exercise price of $2.50 that are not exercisable within 60 days of the date of this prospectus.

     o Spectrum Healthcare Services, Inc. consists of 906,891 shares of common stock issuable upon conversion of the 906,891 shares of Series A convertible preferred stock held by Spectrum Healthcare Services, Inc., 797,001 shares of common stock issuable upon conversion of 797,001 shares of Series A convertible preferred stock issuable upon exercise of warrants held by Spectrum Healthcare Services, and 625,443 shares of common stock issuable upon conversion of 625,443 shares of Series A convertible preferred stock that are issuable at the election of Spectrum Healthcare Services for an investment of $3,000,000 if they make such election prior to June 22, 2000.

     o Robert J. Beattie consists of 208,000 shares of common stock owned by James F. Riopelle's, children and 67,000 shares of common stock owned by Dr. Riopelle's nieces and nephews. All of such shareholders have granted a proxy to vote their shares to Mr. Beattie who, at the time the proxy was given, was Dr. Riopelle's brother-in-law.

     o All executive officers and directors as a group includes Dennis L. Kuper's 20,000 shares of common stock underlying options we granted under our stock option plan at an exercise price of $2.50 per share and David G. McKenzie's 50,000 shares of common stock underlying options we granted under our stock option plan at an exercise price of $2.50 per share. We do not include Mr. Kuper's 5,000 shares of common stock underlying options and granted to him under our stock option plan that are not exercisable within 60 days of this prospectus.

                 SECURITIES OFFERED BY THE CURRENT SHAREHOLDERS


         Our current shareholders may sell up to an aggregate of 6,699,335 shares of common stock. While we are registering all of the shares held by our current shareholders, including all the shares currently held by our directors and executive officers, we do not know whether they intend to sell any of their common stock, but they may sell some, none or all of their shares.

         Based on our stock transfer records, we will provide specific information upon request, regarding the selling shareholders who are not individually named at a particular point in time.

         We are also registering for sale and resale up to 1,060,000 shares of common stock that may be sold to our employees through our stock option plan.

         The following table sets forth, as of March 31, 2000, the number of shares of common stock owned by our current shareholders, including 906,891 shares of Series A convertible preferred stock, 797,001 shares of Series A convertible preferred stock underlying warrants and a right to purchase 625,443 shares of Series A convertible preferred stock owned by Spectrum Healthcare Services, Inc. which shares and underlying shares are convertible into common stock on a one-for-one basis. We have not individually listed shares underlying options granted to our shareholders under our stock option plan that have not been exercised. All directors and executive officers who own shares of common stock and all shareholders who own 0.5% or more of common stock are individually identified below.



                                                                                 PERCENTAGE OF          NUMBER OF
                                                             NUMBER OF             OWNERSHIP             SHARES
               NAME OF BENEFICIAL OWNER                     SHARES OWNED        BEFORE OFFERING        REGISTERED
               ------------------------                     ------------        ---------------       ------------

James F. Riopelle, M.D.............................           3,371,000               64.2%            3,371,000
Raymond M. Culp, M.D...............................              40,000                *                  40,000
Douglas W. Kinzley.................................              40,000                *                  40,000
Dennis R. Ahlman...................................              40,000                *                  40,000
Raymond C. Delisle.................................              50,000                1.0                50,000
David G. McKenzie..................................               2,000                *                   2,000
Dennis L. Kuper....................................               2,000                *                   2,000
Sam Anouna.........................................             180,000                3.4               180,000
Gregory G. James, IRA..............................              60,000                1.1                60,000
Benjamin Joseph Riopelle...........................              52,000                *                  52,000
John A. Riopelle...................................              40,000                *                  40,000
Mark James Riopelle................................              52,000                *                  52,000
Matthew John Riopelle..............................              52,000                *                  52,000
Rebecca Beattie Riopelle...........................              52,000                *                  52,000
Marc J. Sorkin and Laurie A. Sorkin................              25,000                *                  25,000
Spectrum Healthcare Services, Inc..................           2,329,335               34.8             2,329,335
All directors and executive officers as a
  group (12 people)................................           3,545,000               81.1             3,545,000
All shareholders (other than directors and
  executive officers) who own 0.5% or more
  of common stock as a group (11 people)...........           2,922,335               43.6             2,922,335
All other current shareholders.....................             232,000                5.1               232,000

* Less than 1.0%

         In the foregoing table, the shares of common stock registered by the current shareholders represent the maximum number of shares that they may sell. Based on the currently available information, these shareholders intend to sell significantly less than this maximum number of shares. The 2,000 shares owned by David G. McKenzie are held in a 401(k) account for the benefit of Mr. McKenzie.

                          DESCRIPTION OF CAPITAL STOCK


GENERAL

         The following is a summary of the material provisions of our Articles of Incorporation, as amended, and Restated Bylaws regarding our capital stock. You may find more detailed information by reading the Articles of Incorporation, as amended, and the Restated Bylaws, copies of which are filed as exhibits to the registration statement filed with the Securities and Exchange Commission. The Articles of Incorporation, as amended, and Restated Bylaws will take effect prior to the first trade date in the internal market if the Board of Directors determines to give effect to the internal market at the Board's June 2000 meeting.

         We are authorized to issue 30,000,000 shares of capital stock, of which 25,000,000 shares are common stock, par value $.0001 per share, and 5,000,000 shares are preferred stock, par value $.0001 per share. As of December 31, 1999, 4,370,000 shares of common stock were outstanding and 906,891 shares of Series A convertible preferred stock were outstanding and held of record by one holder, Spectrum Healthcare Services, Inc.

COMMON STOCK

         GENERAL. Holders of common stock are entitled to one vote per share on all matters submitted to our shareholders. Each share of common stock is equal in respect of voting rights, liquidation rights and rights to dividends and to distributions. Shareholders do not and will not have any preferred or preemptive rights to subscribe for, purchase or receive additional shares of any class of our capital stock, or any securities convertible into or exchangeable for such shares.

         RESTRICTIONS ON COMMON STOCK. All the shares of common stock presently outstanding are, and all shares of common stock offered hereby will be, subject to restrictions set forth in the Restated Bylaws:

         1. RIGHT OF REPURCHASE UPON TERMINATION OF EMPLOYMENT OR AFFILIATION. All shares of common stock are subject to our right of repurchase upon the termination of the shareholder's employment or affiliation with us. Such right of repurchase will also be applicable to all shares of common stock which such person has the right to acquire after his or her termination of employment or affiliation pursuant to any option or other contractual right to acquire shares of common stock which was outstanding at the date of such termination of employment or affiliation. Such right of repurchase will not be applicable to shares of common stock held by an employee benefit plan or any other retirement or pension plan adopted by us or any of its subsidiaries which pursuant to applicable law or by its terms does not provide for our right to repurchase shares issued thereunder upon termination of employment or affiliation.

         Our right of repurchase is exercised by mailing a written notice to such holder within 60 days following termination of employment or affiliation. If we repurchase the shares, the price will be the price per share in effect on the date of such termination of employment or affiliation, in the case of shares owned by the holder at that date and shares issuable to the holder after that date pursuant to any option or other contractual right to acquire shares of common stock which were outstanding at that date.

         We and any holder of shares may agree to extend the time period of our right to repurchase such holder's shares or to alter the payment terms.

         2. RIGHT OF REPURCHASE UPON INVOLUNTARY TRANSFER. All shares of common stock are subject to our right of repurchase upon their involuntary transfer, levy, sequestration, administration by a receiver or a trustee in bankruptcy, or sale or proposed sale in foreclosure or execution or under any power of sale contained in a note or loan agreement, or by a decree of dissolution of marriage (including by settlement agreement), or by operation of law. Our right of repurchase is exercised by mailing a notice to such holder within six months following our receipt of notice of such involuntary transfer. If we repurchase the shares, the price will be the price per share in effect on the date of such involuntary transfer.

         3. RIGHT OF FIRST REFUSAL. If a holder of common stock desires to sell any of his or her shares to a third party other than in the internal market, such holder must first give notice to our Secretary including:

     o A signed statement indicating that such holder desires to sell his or her shares of common stock and that he or she has received a bona fide offer to purchase such shares.

     o   A statement signed by the intended purchaser containing:

         (i) the intended purchaser's full name, address and taxpayer identification number;

         (ii) the number of shares to be purchased;

         (iii) the price per share to be paid;

         (iv) the other terms under which the purchase is intended to be made;
         and

         (v) a representation that the offer, under the terms specified, is bona fide.

     o If the purchase price is payable in cash, in whole or in part, a copy of a certified check, cashier's check or money order payable to such holder from the purchaser in the amount of the purchase price to be paid in cash.

         We then have the right, exercisable within 14 days, to purchase all of the shares specified in the notice at the offer price and upon the same terms as set forth in the notice. In the event we do not exercise such right, the holder may sell the shares specified in the notice within 30 days thereafter to the person specified in the notice at the price and upon the terms and conditions set forth therein. The holder may not sell such shares to any other person or at any different price or on any different terms without first re-offering the shares to us.

         If circumstances occur which would permit us to exercise our right of repurchase upon termination of employment or affiliation and our right of first refusal, then we may, in our sole discretion, elect which of these rights we will exercise.

         4. OTHER TRANSFERS. Except for sales in the internal market or pursuant to the repurchase right or right of first refusal procedure described above, no holder of common stock may sell, assign, pledge, transfer or otherwise dispose of or encumber any shares of common stock without our prior written approval. Any attempt to do so without such prior approval will be null and void.

PREFERRED STOCK

         In December 1997, we designated 3,000,000 Series A convertible preferred stock, of which 906,891 shares have been issued. Each share of Series A preferred stock is convertible into one share of our common stock at the option of the holder of the preferred stock. The rate of conversion is subject to adjustment if we change our capitalization.

         Holders of the Series A preferred stock have the right to vote on matters coming before our shareholders, with each share of Series A preferred stock having a number of votes equal to the number of shares of common stock into which it is then convertible. The Series A preferred stockholders do not vote as a separate group.

         Upon any liquidation, dissolution or winding up of GeriMed of America, Inc., whether voluntary or involuntary, the holders of the Series A preferred stock would be entitled to be paid $3.308 prior to any distributions to holders of common stock.

         We may not, without the consent of the holders of a majority of the shares of Series A preferred stock:

     o issue any preferred stock ranking above or equal with the Series A preferred stock

     o amend, alter or repeal our Articles of Incorporation or Bylaws in any manner which adversely affects any of the powers, preferences or rights set forth in the designation of the Series A preferred stock

     o declare or pay any dividend or make any distribution with respect to securities ranking lower than the Series A preferred stock

         The Board of Directors has the authority, without further shareholder approval, to issue up to 4,093,109 additional shares of preferred stock from time to time, 2,000,000 of which may be issued in one or more new series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying or preventing a change in control. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. In certain circumstances, such issuances could have the effect of decreasing the value of the common stock. As of the date of this prospectus, we currently have no plans to issue any additional shares of preferred stock, except as described below.

CERTAIN SHAREHOLDER RIGHTS

         On December 22, 1997, in connection with our sale of Series A convertible preferred stock, we issued to Spectrum Healthcare Services, Inc. certain additional rights related to the purchase of our securities and certain corporate actions.

         WARRANTS. We issued Spectrum Health Services, Inc. a warrant to purchase up to 797,001 shares of Series A convertible preferred stock at an exercise price of $0.0001 per share, depending on the level of our earnings before interest and income taxes in 1998 and 1999. Our earnings before interest and income taxes means our net income, for any fiscal year, as set forth on our audited consolidated statement of income for the fiscal year, plus all income and franchise tax expense we incur during that fiscal year plus all interest expense we incur during that period and disregarding all extraordinary gains and losses outside of our ordinary course of business.

         Based on our earnings before interest and income taxes for 1998 and 1999, Spectrum has the right to purchase up to 797,001 shares of Series A convertible preferred stock, underlying the warrant. Spectrum must exercise all of its shares of Series A convertible preferred stock by 5:00 p.m., December 31, 2003 or the warrant will expire.

         ADDITIONAL INVESTMENT. In addition to the warrant, Spectrum Healthcare Services, Inc. has the right to purchase 625,443 shares of our Series A convertible preferred stock at a price of $4.80 per share. This right to purchase our Series A convertible preferred stock must be exercised on or before June 22, 2000 and Spectrum must purchase all 625,443 shares.

         RIGHTS OF FIRST REFUSAL. Spectrum Health Services, Inc. has certain rights of first refusal if we propose to issue any shares other than those reserved for issuance under our stock option plan. If we propose to issue any stock or rights to acquire stock at a price of less than $3.308 per share, Spectrum has the right for 30 days after receipt of notice to purchase all or its pro rata portion (on a fully diluted basis assuming the conversion of all outstanding preferred stock, and the exercise of all options or warrants having a strike price less than the offering price) of such offered securities. This right does not apply to shares sold under our stock option plan.

         If we propose to issue stock or rights to acquire stock at a price greater than $3.308 per share, Spectrum has the right for 30 days after receipt of notice, to purchase that portion of the shares offered necessary to maintain Spectrum's percentage interest in our common equity, on a fully-diluted basis. The price and terms of Spectrum's right to purchase are those which we propose to offer the sale of shares.

         VETO RIGHTS. Until we close a public offering of our common stock with an aggregate offering price of at least $10,000,000 or Spectrum Healthcare Services, Inc. owns less than 5% of our outstanding common stock (assuming conversion of their preferred stock and exercise of their warrant), we cannot take any of the following corporate actions without the prior written consent of
Spectrum:

     o merge, consolidate with or otherwise acquire substantially all of the assets or securities of any partnership, corporation, firm or other business enterprise if the acquisition price of such assets or securities exceeds $1,000,000, nor sell, lease or otherwise dispose of our assets having a value in excess of $1,000,000;

     o other than in the ordinary course of business or consistent with our past practice, make any investment in excess of $500,000 in the securities of any partnership, corporation, firm, or other business enterprise;

     o other than in the ordinary course of business consistent with our past practice, guarantee or otherwise become liable for the obligations or liabilities of any partnership, corporation, firm or other business enterprise;

     o   declare or pay dividends upon any class of our stock;

     o redeem, retire, repurchase or otherwise acquire, directly or indirectly, any of our stock of any class, except for repurchases from our employees, excluding James F. Riopelle;

     o cease engaging principally in the business of providing health care for the senior population;

     o   amend any provision of our Articles of Incorporation or Bylaws; or

     o consummate any other transaction, directly or indirectly, through any subsidiaries or affiliates or otherwise, that is principally designed to circumvent the covenants contained in our agreement with Spectrum.

         After December 22, 2002, Spectrum's veto rights described above will terminate unless the number of shares of our common stock it then owns (assuming conversion and exercise of all our securities then held by Spectrum), plus any shares Spectrum declines to purchase under its rights of first refusal described above, equal at least 51% of the total number of our shares of common stock which are then outstanding (on a fully-diluted basis assuming all options, warrants and other rights have been exercised and all convertible securities converted).

LIMITATION OF LIABILITY AND INDEMNIFICATION

         Under the Colorado Business Corporation Act, a corporation may provide for the limitation of liability of directors and indemnification of directors and officers under some circumstances. Our Articles of Incorporation provide that directors are not personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for any act or omission for which the elimination of liability is not permitted under the Act. Section 7-108-402 of the Colorado Business Corporation Act sets forth the following actions for which limitation of liability is not permitted, including:

     o any breach of a director's duty of loyalty to the corporation or its shareholders;

     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     o   any unlawful distributions to shareholders; or

     o any transaction from which the director received an improper or illegal personal benefit.

         The Restated Bylaws allow us to indemnify any person who is or was a party, or is threatened to be made a party, to any civil, administrative, or criminal proceeding by reason of the fact that the person is or was our director or officer or any of our subsidiaries, or is or was serving at our request as a director, officer, partner, agent, or employee of another corporation or entity. The indemnification may include expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by that person. Under Sections 7-109-102 and 7-109-107 of the Colorado Business Corporation Act, indemnification is available if:

     o   the person acted in good faith;

     o the person reasonably believed the conduct was in the corporation's best interests, or at least was not opposed to its best interests; and

     o in the case of a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful.

         In addition, a person who is wholly successful, on the merits or otherwise, in the defense of a proceeding in which the person was a party because the person was a director, is entitled to indemnification for expenses actually and reasonably incurred by the person in connection with the proceeding.

COMMISSION POSITION ON INDEMNIFICATION

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to our directors, officers and controlling persons pursuant to provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ANTI-TAKEOVER PROVISIONS

         Our Articles of Incorporation, as amended, and Restated Bylaws contain provisions that could make the acquisition of us through a tender offer, proxy contest, or merger difficult for a potential suitor opposed by the Board of Directors. These provisions are:

     o The restriction on the sale of common stock outside of the internal market;

     o Our right to repurchase shares of common stock upon the holder's termination of employment with us;

     o Our right of first refusal on shares of common stock, except for shares sold in the internal market;

     o Our right to refuse to allow the transfer of shares of common stock to proposed transferees, except for shares sold in the internal market or pursuant to the right of first refusal; and

     o   Our ability to issue preferred stock without shareholder approval.

                        SHARES ELIGIBLE FOR FUTURE SALE


         Upon completion of the offering, we will have outstanding up to 4,370,000 shares of common stock. All of these shares are included for sale in the offering and will be freely tradable in the internal market without restriction or further registration under the Securities Act.

         As of December 31, 1999, 622,500 options to purchase shares of our common stock were outstanding. A total of 437,500 shares of common stock are currently available for future grants of options.

                                 LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for us by Faegre & Benson LLP, Denver, Colorado.

                                    EXPERTS

         The financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission (the "Commission") a registration statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act, with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement, including the exhibits thereto, and the financial statements and notes and schedules filed as a part thereof. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The registration statement, including the exhibits thereto, and the financial statements and notes and schedules filed as a part thereof, as well as such reports and other information filed with the Commission, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

         As a result of the offering, we will become subject to the information and reporting requirements of the Exchange Act, and will file periodic reports, proxy statements and other information with the Commission. We intend to furnish to our shareholders annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                    INDEX TO
                              FINANCIAL STATEMENTS



Independent Auditors' Report...............................................F-2
Balance Sheets.............................................................F-3
Statements of Operations...................................................F-4
Statements of Stockholders' Equity.........................................F-5
Statements of Cash Flows...................................................F-6
Notes to Financial Statements..............................................F-7

INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders of GeriMed of America, Inc.:

We have audited the accompanying balance sheets of GeriMed of America, Inc. as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of GeriMed of America, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.




Deloitte & Touche LLP




Denver, Colorado
March 14, 2000

GERIMED OF AMERICA, INC.

BALANCE SHEETS
DECEMBER 31, 1999 AND 1998


ASSETS                                                                       1999          1998
                                                                         -----------    -----------
CURRENT ASSETS:

  Cash and cash equivalents                                              $    97,557    $ 1,113,437
  Accounts receivable, net of allowance for doubtful accounts:
   1999, $165,000; 1998, $435,000 (Note 5)                                 1,489,026      2,513,763
  Contractual settlements receivable                                       1,134,843             --
  Other receivables                                                          592,433        358,299
  Prepaid expenses                                                           108,579         64,682
                                                                         -----------    -----------
    Total current assets                                                   3,422,438      4,050,181

RESTRICTED CASH                                                                             633,918

PROPERTY, net (Notes 3 and 4)                                                738,965        494,013

GOODWILL, net of accumulated amortization (Note 3):
  1999, $76,756; 1998, $17,437                                               307,468        202,563
                                                                         -----------    -----------

TOTAL                                                                    $ 4,468,871    $ 5,380,675
                                                                         ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Accounts payable and accrued expenses                                  $ 2,267,514    $ 2,485,169
  Claims and contractual settlements payable (Note 2)                      2,949,956        505,793
  Deferred revenue                                                           124,822        393,371
                                                                         -----------    -----------
    Total current liabilities                                              5,342,292      3,384,333

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY (DEFICIENCY) (Note 9):
  Series A convertible preferred stock, $0.0001 par value;
   5,000,000 shares authorized; 906,891 shares issued and outstanding;
   liquidation value, $3,000,000                                                  91             91
  Common stock, $0.0001 par value; 25,000,000 shares authorized;
   shares issued and outstanding; 1999, 4,370,000; 1998, 4,355,000               437            436
  Additional paid-in-capital                                               4,344,295      4,321,796
  Accumulated deficit                                                     (5,218,244)    (2,293,981)
  Directors' unearned compensation                                                --        (32,000)
                                                                         -----------    -----------
    Total stockholders' equity (deficiency)                                 (873,421)     1,996,342
                                                                         -----------    -----------
TOTAL                                                                    $ 4,468,871    $ 5,380,675
                                                                         ===========    ===========



See notes to financial statements.

GERIMED OF AMERICA, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                 1999            1998            1997
                                             ------------    ------------    ------------

REVENUES:
  Medical services                           $ 34,443,851    $ 12,946,408    $  5,082,149
  Management services                           5,482,065      10,996,772      10,858,568
                                             ------------    ------------    ------------
    Total revenues                             39,925,916      23,943,180      15,940,717
                                             ------------    ------------    ------------
COSTS AND EXPENSES:
  Company operated centers and purchased
    medical services                           36,064,577      13,709,669       6,165,926
  Clinics managed for others                    3,503,808       6,731,497       7,289,238
  General and administrative                    2,991,335       2,988,925       2,821,738
  Depreciation and amortization                   311,712         202,480         146,290
                                             ------------    ------------    ------------
    Total expenses                             42,871,432      23,632,571      16,423,192
                                             ------------    ------------    ------------
INCOME (LOSS) FROM OPERATIONS                  (2,945,516)        310,609        (482,475)
                                             ------------    ------------    ------------
OTHER INCOME (EXPENSE):
  Interest income                                  42,183          57,784          15,893
  Interest expense                                (20,930)         (3,961)       (234,302)
                                             ------------    ------------    ------------
    Total other income (expense)                   21,253          53,823        (218,409)
                                             ------------    ------------    ------------
NET INCOME (LOSS)                              (2,924,263)        364,432        (700,884)

DEEMED DISTRIBUTION
  ON SERIES A CONVERTIBLE
  PREFERRED STOCK (Note 9)                     (1,413,012)     (1,223,467)              0
                                             ------------    ------------    ------------
NET (LOSS) ALLOCABLE TO
  COMMON STOCKHOLDERS                        $ (4,337,275)   $   (859,035)       (700,884)
                                             ============    ============    ============
EARNINGS (LOSS) PER COMMON SHARE
  -- BASIC AND DILUTED                       $       (.99)   $       (.20)   $      (0.16)
                                             ============    ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING -- BASIC AND DILUTED              4,364,167       4,347,500       4,340,000
                                             ============    ============    ============

See notes to financial statements

GERIMED OF AMERICA, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997




                                                                    Series A Convertible                                Additional
                                                                      Preferred Stock            Common Stock            Paid-In
                                                                   -----------------------  -----------------------
                                                                     Shares       Amount       Shares      Amount        Capital
                                                                   ----------  -----------   ----------   ---------     ----------

BALANCE, JANUARY 1, 1997                                                                      4,340,000   $     434     $ 1,463,896
Issuance of Series A Convertible preferred stock                      906,891  $        91                                2,842,901
Recognition of compensation expense
Net loss
                                                                   ----------  -----------   ----------   ---------     -----------
BALANCE, DECEMBER 31, 1997                                            906,891           91    4,340,000         434       4,306,797
Issuance of common stock                                                                         15,000           2          14,999
Recognition of compensation expense
Net income
BALANCE, DECEMBER 31, 1998                                            906,891           91    4,355,000         436       4,321,796
                                                                   ----------  -----------   ----------   ---------     -----------
Issuance of common stock                                                                         15,000           1         22,499
Recognition of compensation expense
Net income
                                                                   ----------  -----------   ----------   ---------     -----------
BALANCE, DECEMBER 31, 1999                                            906,891  $        91    4,370,000   $     437     $ 4,344,295
                                                                   ==========  ===========   ==========   =========     ===========


                                                                                                      Total
                                                                                Directors'         Stockholders'
                                                            Accumulated          Unearned             Equity
                                                              Deficit          Compensation        (Deficiency)
                                                            -----------        ------------        ------------

BALANCE, JANUARY 1, 1997                                     $ (1,957,529)     $   (96,000)        $   (589,199)
Issuance of Series A Convertible preferred stock                                                      2,842,992
Recognition of compensation expense                                                  32,000              32,000
Net loss                                                         (700,884)                             (700,884)
                                                             ------------      ------------        ------------
BALANCE, DECEMBER 31, 1997                                     (2,658,413)          (64,000)          1,584,909
Issuance of common stock                                                                                 15,001
Recognition of compensation expense                                                  32,000              32,000
Net income                                                        364,432                               364,432
                                                             ------------      ------------        ------------
BALANCE, DECEMBER 31, 1998                                     (2,293,981)          (32,000)          1,996,342
Issuance of common stock                                                                                 22,500
Recognition of compensation expense                                                  32,000              32,000
Net income                                                     (2,924,263)                           (2,924,263)
                                                             ------------      ------------        ------------
BALANCE, DECEMBER 31, 1999                                   $ (5,218,244)     $          0        $   (873,421)
                                                             ============      ============        ============



See notes to financial statements.

GERIMED OF AMERICA, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                                         1999             1998             1997
                                                                    -------------    -------------    -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                 $  (2,924,263)   $     364,432   $    (700,884)
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization                                         311,712          202,480         146,290
    (Gain) loss on disposition of property                                  8,806           (4,344)          8,184
    Noncash compensation expense                                           32,000           73,314          32,000
    Changes in operating assets and liabilities:
      Accounts receivable, net                                          1,024,737         (261,555)       (337,742)
      Contractual settlements receivable                               (1,134,843)
      Other receivables                                                  (234,134)        (157,489)         66,468
      Prepaid expenses                                                    (43,897)          (3,899)        142,414
      Accounts payable and accrued expenses                              (217,655)         531,496         791,834
      Claims and contractual settlements payable                        2,444,163          505,793
      Deferred revenue                                                   (268,549)        (124,867)          3,006
                                                                    -------------    -------------   -------------
         Net cash (used in) provided by operating activities           (1,001,923)       1,125,361         151,570
                                                                    -------------    -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property                                                   (507,151)        (192,661)       (531,681)
  Sale of property                                                          1,000          146,333
  Acquisition of clinics                                                 (164,224)        (250,000)
  Release (purchase) of certificates of deposit as collateral
    for letter of credit                                                  633,918         (633,918)
                                                                    -------------    -------------   -------------
        Net cash used in investing activities                             (36,457)        (930,246)       (531,681)
                                                                    -------------    -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Series A convertible
    preferred stock, net of issuance cost                                                                2,842,992
  Borrowings under bank lines of credit                                 4,364,490                        3,575,000
  Repayment of bank borrowings                                         (4,364,490)            (100)     (5,815,069)
  Sale of common stock                                                     22,500           15,001         486,934
                                                                    -------------    -------------   -------------
       Net cash provided by financing activities                           22,500           14,901       1,089,857
                                                                    -------------    -------------   -------------
NET (DECREASE) INCREASE IN CASH                                        (1,015,880)         210,016         709,746

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                            1,113,437          903,421         193,675
                                                                    -------------    -------------   -------------
CASH AND CASH EQUIVALENTS, END OF YEAR                              $      97,557    $   1,113,437   $     903,421
                                                                    =============    =============   =============
SUPPLEMENTAL CASH FLOW INFORMATION -
Cash paid for interest                                              $      14,349    $       3,961   $     234,302
                                                                    =============    =============   =============
Non-cash deemed distribution to Series A convertible
preferred stockholder                                               $  (1,413,012)   $  (1,223,467)
                                                                    =============    =============


See notes to financial statements.

GERIMED OF AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BUSINESS ACTIVITIES - GeriMed of America, Inc., a Colorado Corporation, (the Company) is a medical management organization specializing in providing health care services for patients eligible to participate in the federal Medicare program who are 65 years of age and older. The Company's primary business focus is on providing comprehensive health care services for Medicare beneficiaries under global risk contracts with health maintenance organizations (HMO). The foundation of the Company's healthcare delivery system is the MedWise Center (Center) which uses an interdisciplinary team led by a Geriatrician to provide comprehensive and cost effective primary care services to patients. The Company operates in two business segments, medical services and management services (see Note 11). All of the Company's operations are in the United States.

      SIGNIFICANT CUSTOMERS - The medical services segment had revenues from significant customers as follows (expressed in percentages of total revenue):

               1999       1998     1997
      HMO A      57%        23%      0%

      HMO B      10          0       0

      The management services segment had revenues from significant customers as follows (expressed in percentages of total revenue):

                         1999      1998      1997
      Hospital Group A    4%        30%       44%

      Hospital Group B    0          8        22

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

      CASH AND CASH EQUIVALENTS - The Company considers highly liquid investments and investments purchased with original maturities of three months or less to be cash equivalents.

      CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable from HMOs and hospitals. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of individual payors comprising the Company's accounts receivable. Accordingly, the Company does not believe any significant concentrations of credit risk exist as of December 31, 1999.

      PROPERTY - Property includes office furniture and equipment and leasehold improvements, which are recorded at cost. Depreciation of office furniture and equipment and leasehold improvements is provided using the straight-line method over estimated useful lives which range from three to five years.

      GOODWILL - Goodwill consists of the excess of the purchase price over the fair value of the net assets of clinics acquired in 1998. Goodwill is amortized using the straight-line method over the estimated period of future benefit of five years.

      VALUATION OF LONG-LIVED ASSETS - The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are considered to be impaired if the estimated undiscounted future cash flows from use or disposal of the asset is less than its carrying value. If an asset is impaired, it will be written down to estimated fair value.

      REVENUE AND EXPENSE RECOGNITION - Medical services are performed on a fee-for-service basis and on a prepaid basis under capitated risk contracts with HMOs. Fee-for-service revenue is reported on an accrual basis, net of estimated allowances. Under the prepaid contracts with HMOs, the Company receives, a fixed monthly amount per enrollee which is deferred and recognized as revenue during the month in which the members are entitled to healthcare services.

      Primary care services are provided by physicians directly affiliated with the Company. Specialty care and inpatient services are provided by specialty physicians, hospitals and skilled nursing facilities with which the Company contracts directly or through contracts with HMOs. The cost of medical care is accrued in the period it is provided, based in part on estimates for specialty and inpatient care costs that have been incurred but not yet reported. The estimates are developed by the HMOs based on historical claims data, current membership statistics and other information such as shared risk pool incentives, as applicable.

      Loss contracts reserves and the related expense are recognized when it is probable that expected future health care costs under existing contracts will exceed anticipated future premiums and stop loss insurance recoveries considered over the remaining lives of the contracts. The methods for making such estimates and for establishing the resulting reserves are periodically reviewed and updated, and any resulting adjustments are reflected in current operations.

      Estimates of medical care and loss contract reserves are subject to the effects of changes in the regulatory environment and economic conditions. Given the inherent variability of such estimates, the actual liability could differ significantly from the amounts provided. While the ultimate outcome of loss contracts and the related expenses are dependent on future developments, management is of the opinion that the reserves for loss contracts are adequate to cover such claims and expenses.

      The financial statements for the year ended December 31, 1999 reflect a charge of $1,060,000 for future estimated medical services costs to be paid under existing contracts in excess of anticipated future revenues and stop loss insurance recoveries. This reserve is included in claims and contractual settlements payable and the charge is included in the cost of company operated centers and purchased medical services expense. There were no reserves recorded for the years ended December 31, 1998 and 1997.

      Revenues from management services provided to hospitals and from medical services provided to patients are recognized as the related services are performed. Management service revenues billed in advance are deferred until the related services are completed.

      STOP-LOSS INSURANCE - The Company purchases stop-loss insurance to limit its exposure under its capitated contracts. Premiums are reported as medical service cost and recoveries are reported as reductions of medical service cost.

      INCOME TAXES - Income taxes are provided based on the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is provided for deferred tax assets if their realizability is not more likely than not.

      EQUITY INSTRUMENTS - The Company accounts for stock based compensation to directors, officers and employees using the intrinsic value method. No compensation cost is recognized for stock options if the exercise price is equal to estimated fair value of the underlying common stock at the date of grant. Equity instruments issued to non-employees are valued at estimated fair value. The intrinsic value of warrants to purchase convertible preferred stock at a nominal exercise price issued in connection with the Company's Series A convertible preferred stock is recognized as a distribution to the preferred stockholder and other equity instruments. The board of directors estimates fair value of the Company's common stock and other equity instruments by considering the Company's performance as well as general market factors, economic conditions and by consulting with an investment banker.

      EARNINGS (LOSS) PER COMMON SHARE - Basic and diluted earnings (loss) per common share is computed by dividing net income (loss) allocable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share does not reflect the potential exercise of warrants and options or the potential conversion of preferred stock because the effect is antidilutive. The potentially dilutive securities that are not included in the calculation of diluted loss per common share are 1,380,000, 1,049,000 and 275,000 for 1999, 1998 and 1997,
      respectively.

      RECLASSIFICATIONS - Certain reclassifications have been made to the 1998 and 1997 financial statements to conform with the 1999 presentation.

2.    FINANCIAL CONDITION

      At December 31, 1999 the Company had a stockholders' deficiency of $873,421 and a working capital deficit of $1,919,854; for the year then ended, the Company had a net loss of $2,924,263 and used $1,001,923 of cash in operations. The Company's medical services segment, excluding a contract entered into in June 1999 had an aggregate medical loss ratio of 98.6%. The medical loss ratio is calculated by dividing company operated centers and purchased medical services expense by medical services revenue. The loss contract accrual relates to a contract entered into in June 1999, which has been managed by the Company to result in generally decreasing monthly deficits through December 1999. The Company is not obligated to accept new members under this contract and does not intend to accept new members under this contract until contract profitability is achieved. Claims and contractual settlements payable include $1,889,956 owed to HMOs under risk contracts, and an accrual of $1,060,000 for a loss contract. Management has an operating plan for 2000 designed to control costs and return to profitability, and expects to be able to generate or obtain the necessary capital to fund operations.

      Beginning in 1998 the Company's focus began to change from management services contracts to capitated medical services contracts. This transition required that the Company incur substantial start up costs associated with new medical services contracts. Losses typically are incurred during the early months of new contracts with a goal of achieving profitable operations after the Company's medical management systems and procedure have had time to become effective. Losses that are not offset with profits are paid at future settlement dates established in each risk contract. Risk contract related losses incurred during 1999 that generated the liabilities referred to above will require settlement late in 2000 if the Company cannot reduce or eliminate the deficits by profitably managing the health care costs of the related membership.

      The Company has a $1,800,000 line of credit available through June 1, 2000. As of March 14, 2000, the Company had $850,000 in borrowings outstanding on the line of credit. The line of credit is supported by the Company's Chief Executive Officer and majority stockholder (CEO), who is co-borrower on the line of credit. The CEO has committed to continue to personally support this borrowing arrangement, and is currently negotiating with the bank for an extension of the line of credit beyond its expiration date. There can be no assurance that the line will be renewed, or if not renewed, that replacement financing will be available. If the line of credit is not renewed, the CEO has committed to personally fund operating deficits, if any.

3.    ACQUISITION OF PRIMARY CARE CLINICS

      As of August 1, 1998, the Company acquired the assets of four primary care clinics in Orlando, Florida. The acquisition was accounted for using the purchase method of accounting and accordingly, the assets have been recorded at their fair value at the date of acquisition. The accompanying financial statements include the operating results of the clinics since August 1, 1998. Under terms of the purchase agreement, the Company paid $250,000 in cash. The purchase price exceeded the $30,000 fair value of acquired furniture and equipment by $220,000, which was recorded as goodwill. Based on the 1999 operating results of the clinics, the purchase agreement provided for additional contingent consideration of $164,224 which was paid and recorded as additional goodwill during 1999.

4.    PROPERTY

      Property consisted of the following as of December 31:


                                                        1999             1998
                                                   -------------    -------------

      Office furniture and equipment               $   1,174,104    $     897,283
      Leasehold improvements                             222,959          181,808
      Accumulated depreciation and amortization         (658,098)        (585,078)
                                                   -------------    -------------
      Property, net                                $     738,965    $     494,013
                                                   =============    =============


5.    LINE OF CREDIT

      The Company has available a bank line of credit of $1,800,000 available through June 1, 2000. Interest is payable monthly at the bank's prime rate plus 2%. The line of credit is secured by the Company's accounts receivable and the majority stockholder of the Company as a co-borrower. As of December 31, 1999 and 1998, no advances were outstanding under the line of credit. As of March 14, 2000, $850,000 in advances were outstanding under the line of credit.

6.    INCOME TAXES

      Deferred income taxes consisted of the following as of December 31:


                                                              1999           1998
                                                          -----------    -----------
      Deferred tax assets:
        Net operating loss (NOL) carryforwards            $ 1,490,600    $   341,600
        Compensation accruals                                  44,200         38,100
        Allowance for bad debts                                61,500        162,300
        Depreciation and amortization                          41,500         23,500
                                                          -----------    -----------
                                                            1,637,800        565,500
        Less valuation allowance on deferred tax assets    (1,637,400)      (542,400)
                                                          -----------    -----------
      Net deferred tax asset                                      400         23,100
                                                          -----------    -----------
      Deferred tax liabilities:
        Directors' unearned compensation                                      11,900
        Other                                                     400         11,200
                                                          -----------    -----------
      Total deferred tax liabilities                              400         23,100
                                                          -----------    -----------
      Net deferred taxes                                  $         0    $         0
                                                          ===========    ===========


      The Company has available, for federal income tax purposes, NOL carryforwards of approximately $3,996,000 which expire in varying amounts through 2019. A valuation allowance has been recognized to offset the deferred tax assets due to the uncertainty of realizing the benefit of the NOL carryforwards and deductible temporary differences. The amount of the net deferred tax asset considered realizable could change if the realization of net deferred tax assets is determined to be more likely than not in the future. The change in the valuation allowance of $1,095,000 was primarily due to the increase in the valuation allowance to offset the increase in NOL carryforwards.

      The Company did not record an income tax benefit for the years ended December 31, 1999 and 1997, due to an increase in the valuation allowance to offset the increase in NOL carryforwards. The Company did not provide an income tax provision for the year ended December 31, 1998 due to the utilization of NOL carryforwards. Therefore, the effective tax rates do not approximate the expected rates.

7.    STOP-LOSS INSURANCE

      The Company purchases stop-loss insurance to limit its exposure under HMO contracts. Under the terms of the insurance policies, the insurer will reimburse the Company 90% of the cost of each enrollee's annual health care cost at Medicare allowable rates, in excess of deductibles ranging from $15,000 to $20,000 for professional services and $50,000 to $75,000 for hospital services. The policies include an annual maximum of $1,000,000 and a lifetime maximum of $2,000,000. Stop-loss insurance premiums of $361,761, $91,254 and $326 are included in purchased medical service expenses in 1999, 1998 and 1997, respectively. Recoveries of $262,749 were recorded in 1999 as a reduction to purchased medical services. There were no recoveries in 1998 or 1997.

8.    COMMITMENTS AND CONTINGENCIES

      OPERATING LEASE COMMITMENTS - The Company leases its primary office facilities and certain of its center facilities under non-cancelable operating leases. The leases have expiration dates ranging from 2000 to 2006, and typically contain renewal options. All of the leases contain rent escalations based on increased operating costs. Rent expense incurred by the Company for the years ended December 31, 1999, 1998 and 1997 totaled $1,505,406, $333,978 and $244,318, respectively. Minimum future rent payments are as follows:



      2000                $ 1,086,200
      2001                    995,654
      2002                    714,640
      2003                    633,091
      2004                    472,823
      Thereafter              221,159

      LEASE CONTINGENCIES - On September 30, 1994, the Company entered into an agreement with OrNda HealthCorp to provide financing for facilities and equipment associated with the development of various MedWise Centers for its subsidiary hospitals. Under the terms of the agreement, the Company is required to execute the primary facility lease for the space for the Centers and related leasehold improvements. The facility is then subleased to an OrNda subsidiary hospital. The sublease permits the pass through of all costs associated with the primary lease and leasehold improvements, including the cost of capital, and must be structured in a manner which will permit the hospital to treat the sublease as an operating lease. Further, the Company was required to lease or finance the equipment required to operate the Center for a period of five years. The equipment was then subleased to the subsidiary hospital for a three-year term which also qualified as an operating lease. The equipment leases were terminated in 1999 when the equipment leases were bought out by the Company. The facility lease is guaranteed by OrNda HealthCorp.

      As of December 31, 1999, leases of five facilities and lease financing of related leasehold improvements had been completed under the agreement. The facility leases have initial rental and sublease periods of five years with two option periods of five years each. Each of the facility leases provides for an increase in rents based on increases in the operating costs of the buildings and increases in the Consumer Price Index. The leasehold improvements leases have rental periods of less than five years and the sublease periods coincide with the lease. The sublease receipts are expected to offset the Company's commitment under the lease agreements. The remaining future minimum lease payments are $436,270 in 2000.

      401(k) PLAN - The Company has a 401(k) plan (the Plan) covering all employees. Under the Plan, all employees are eligible regardless of age or length of service and may elect to contribute up to 15% of their compensation (as defined). The Company may match participant contributions by a percentage determined at its discretion. No contribution expense related to the Plan was incurred in 1999, 1998 or 1997.

      LETTER OF CREDIT AND PERFORMANCE BONDS -The Company's contracts with HMOs typically require the Company to provide a letter of credit or a payment bond when the Company has full risk for enrollees' health care. At December 31, 1999, the Company had a $200,000 letter of credit and $1,248,000 in payment bonds outstanding.

9.    STOCKHOLDERS' EQUITY

      On December 22, 1997 the Company entered into a Securities Purchase Agreement (the Agreement) with an institutional investor whereby the Company sold 906,891 shares of Series A convertible preferred stock and a contingent stock purchase warrant for $3,000,100. The contingent warrant is exercisable for up to an additional 797,001 shares of Series A convertible preferred stock at a purchase price of $0.0001 per share based on the level of the Company's earnings before interest and income taxes in 1998 and 1999. The Agreement also gives the investor the option to purchase an additional $3,000,000 of Series A convertible preferred stock at $4.80 per share through June 22, 2000. The investor also has the right and option to purchase up to 3,255,000 shares of the Company's common stock beginning July 1, 2000 and semi-annually thereafter through January 1, 2003 at a price based on the Company's actual and projected earnings at the time of exercise. The investor's initial investment, additional investment rights and options allow the investor to achieve at least 51% ownership of the Company. If the Company offers additional stock at a price below the investor's initial investment price, the investor has a right of first refusal. The Series A convertible preferred stock has no stated dividend, is not redeemable and has preference on liquidation of the Company of $3.308 per share. Each share is convertible into one share of common stock and the holder is entitled to one vote for each share of common stock into which each share is convertible.

      The contingencies related to warrants for 427,150 and 369,851 additional shares of series A convertible preferred stock were satisfied on December 31, 1999 and 1998, respectively, pursuant to the terms of the Agreement. These warrants were "in-the-money" on such dates. Based on the accounting prescribed by EITF Issue No. 98-5, and the estimated intrinsic value of the warrants of $3.308 per share, the Company recorded a deemed distribution on the preferred stock of $1,413,012 and $1,223,467 in 1999 and 1998, respectively. These distributions were charged to additional paid in capital with a simultaneous credit to additional paid in capital for the intrinsic value of the warrants.

      In April 1994, the Company granted 160,000 shares of common stock to the outside directors of the Company for future services. The estimated fair value of the shares awarded was $160,000 and represented unearned compensation. Restrictions placed upon the stock award, relating to the disposition or transfer for a five year period, lapse at the annual rate of 20% of shares awarded, commencing on the first anniversary date of the grant. Unearned compensation is amortized to expense using the straight-line method over the five year period as earned. The unamortized balance is reported as a reduction of stockholders' equity. During the years ended December 31, 1999, 1998 and 1997, the Company recognized annual compensation expense of $32,000.

      STOCK OPTION PLAN - The Company has reserved 1,100,000 shares of its common stock for issuance to directors, officers and employees under a stock option plan (the Plan). Options are granted under the Plan at exercise prices not less than the fair market value of the Company's common stock at the date of grant. The options vest over various time periods and are exercisable upon vesting. Unexercised options expire on the tenth anniversary of the date of the grant.

      As discussed in Note 1, the Company accounts for stock options under the Plan using the intrinsic value method. Accordingly, no compensation expense has been recognized. Had compensation expense been determined based on the estimated fair value at the grant dates of awards under the Plan, the Company's net income (loss) would have been changed to the pro forma amounts indicated below:


                                    1999             1998            1997
                                -------------    -------------   -------------

      Net (loss) allocable
        to common shareholders:
        As reported             $  (4,337,275)   $    (859,035)  $    (700,884)
        Pro forma                  (4,372,229)        (899,736)       (732,937)
      Earnings Per Common Share:
        Basic and diluted
          - as reported                 (0.99)           (0.20)          (0.16)
        Basic and diluted
          - pro forma                   (1.00)           (0.21)          (0.17)

      The weighted average fair value per share of the stock options granted during 1999, 1998 and 1997 was $0.12, $0.55 and $0.51, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1999, 1998 and 1997: risk-free interest rate of 5.5% in 1999, 5.0% in 1998 and 5.4% in 1997; expected dividend yield of 0%; volatility of 0%; and expected life of five years.

      The following is a summary of activity under the Plan:


                                                                                            Weighted-
                                                              Exercise         Number       Average
                                                              Price Per          of         Exercise
                                                               Share           Shares        Price
                                                             -----------     ----------   ------------
      Options outstanding as of January 1, 1997              $1.00-2.50        900,050    $       2.03

        Granted                                               2.50-7.50        168,000            2.95
        Canceled or forfeited                                 2.50-7.50       (264,000)           2.71
                                                                            ----------
      Options outstanding as of December 31, 1997             1.00-2.50        804,050            2.00

        Granted                                                    2.50         30,500            2.50
        Exercised                                                  1.00        (15,000)           1.00
        Canceled or forfeited                                 1.00-2.50        (82,550)           1.61
                                                                            ----------
      Options outstanding as of December 31, 1998             1.00-2.50        737,000            2.08
                                                                            ----------
        Granted                                                    2.50        110,000            2.50
        Exercised                                             1.00-2.50        (15,000)           1.50
        Canceled or forfeited                                 1.00-2.50       (209,500)           2.21

      Options outstanding as of December 31, 1999                              622,500            2.13
                                                                            ----------
      Total options exercisable as of December 31, 1999                        451,200            2.10
                                                                            ----------

      The following is a summary of stock options outstanding under the Plan as of December 31, 1999:



                       Options Outstanding                      Options Exercisable
      ------------------------------------------------------- -----------------------
                                      Weighted-     Weighted-               Weighted-
                                      Average       Average                 Average
       Exercise        Number        Remaining     Exercise    Number       Exercise
        Price       Outstanding  Contractual Life   Price    Exercisable     Price
      ---------     -----------  ----------------  --------- -----------   ---------

       $ 1.00         155,000      4.5 years       $ 1.00     120,000       $ 1.00
         2.50         467,500      6.9 years         2.50     331,200         2.50
                     --------                                --------
                      622,500                        2.13     451,200         2.10
                     --------                                --------


10.   RELATED-PARTY TRANSACTIONS

      During 1999, 1998 and 1997, a company owned by a director of the Company provided advertising, public relations and marketing services to the Company totaling $3,917, $15,453 and $58,904, respectively.

      The Company's Board of Directors voted to forgive $41,314 of notes receivable and $3,679 of accrued interest due from the Company's President in consideration of a reduction in his salary.

11.   SEGMENT REPORTING

      The Company's reportable segments are business units that offer different services. The Company has two reportable segments, medical services and management services. The medical services segment provides fee-for-service primary care services and contracts to provide comprehensive health care services to elderly HMO members based on a per member per month fixed fee arrangement. The management services segment provides development and management services to primary care outpatient clinics for elderly patients.


                                              1999            1998            1997
                                        ------------    ------------    ------------

Revenue:
  Medical services                      $ 34,443,851    $ 12,946,408    $  5,082,149
  Management services                      5,482,065      10,996,772      10,858,568
                                        ------------    ------------    ------------
    Total revenue                         39,925,916      23,943,180      15,940,717
                                        ------------    ------------    ------------
Operating profit (loss):
  Medical services                        (1,620,726)       (763,261)     (1,083,777)
  Management services                      1,978,257       4,265,275       3,569,330
                                        ------------    ------------    ------------
    Total operating profit (loss)            357,531       3,502,014       2,485,553
                                        ------------    ------------    ------------
Identifiable fixed assets:
  Medical services                           549,303         361,195         427,322
  Management services                              0               0               0
  Corporate and other                        189,662         132,818         163,462
                                        ------------    ------------    ------------
    Total identifiable assets                738,965         494,013         590,784
                                        ------------    ------------    ------------
Reconciliation of net income (loss):

Operating profit (loss)                 $    357,531    $  3,502,014    $  2,485,553
Less:
  General and administrative expenses      2,991,335       2,988,925       2,821,738
  Depreciation and amortization              311,712         202,480         146,290
  Interest income (expense)                   21,253          53,823        (218,409)
                                        ------------    ------------    ------------
Net income (loss)                       $ (2,924,263)   $    364,432    $   (700,884)
                                        ============    ============    ============


                                    * * * * *

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Estimated expenses payable by us in connection with the sale of the common stock offered hereby are as follows:


Securities and Exchange Commission registration fee ........   $  5,121
Blue Sky fees and expenses .................................     15,000
Legal fees and expenses ....................................    135,000
Accounting fees and expenses ...............................     50,000
Printing and engraving expenses ............................     20,000
Miscellaneous ..............................................     24,879
                                                               --------
  Total ....................................................   $250,000
                                                               ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Restated Bylaws require the Registrant to indemnify all of its present and former officers and directors, or any person who may have served at the Registrant's request as an officer or a director of another corporation in which the Registrant owns shares of capital stock or of which the Registrant is a creditor, and the personal representatives of all such persons, against expenses actually and necessarily incurred in connection with the defense of any legal proceeding in which any such person was made a party by reason of having served in such capacity, unless such person is adjudged to be liable for negligence or misconduct in the performance of any duty owed to the Registrant.

         The Registrant's Articles of Incorporation, as amended, provide that no director of the Registrant shall be liable to the Registrant or any of its shareholders for damages caused by a breach of a fiduciary duty by such director except for the breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, acts as specified in the Colorado Business Corporation Act, or any transaction from which such director received an improper personal benefit.

         Section 7-109-102 of the Colorado Business Corporation Act authorizes the indemnification against reasonable expenses of current and former directors made party to a proceeding if the director conducted himself in good faith, in the case of conduct in his official capacity with the corporation, the director reasonably believed that his conduct was in the best interests of the corporation, in the case of a criminal proceeding, the director had no reasonable cause to believe that his conduct was unlawful, and in all other cases, the director reasonably believed that his conduct was at least not opposed to the corporation's best interest. A corporation may not indemnify a director in connection with a proceeding (1) in which a director was adjudged liable to the corporation or, (2) charging that the director derived an improper personal benefit in which the director was adjudged liable. Section 7-109-107 provides that a corporation may indemnify an officer to the same extent that it may indemnify a director.

         The above discussion of the Registrant's Restated Bylaws, Articles of Incorporation and the Colorado Business Corporation Act is only a summary and is qualified in its entirety by the full text of each of the foregoing.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

          On December 22, 1997 we sold 906,891 shares of Series A convertible preferred stock and a stock purchase warrant to Spectrum Healthcare Services, Inc. for $3,000,100 in cash pursuant to a Securities Purchase Agreement. The stock purchase warrant is exercisable for up to 797,001 shares of Series A convertible preferred stock at a purchase price of $0.0001 per share. Under the Securities Purchase Agreement, we also granted Spectrum a right to purchase 625,443 shares of our Series A convertible preferred stock for $4.80 per share if Spectrum exercises such right to purchase the shares on or before June 22, 2000. The Series A convertible preferred stock is convertible into one share of common stock and has a preference over the common stock if we liquidate our assets equal to $3.308 per share. We did not pay any underwriting commissions or discounts with respect to the sales of unregistered securities described above. The issuance of Series A convertible preferred stock and the warrant were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the issuer not involving a public offering. We relied upon the exemption from registration provided under Section 4(2) of the Securities Act of 1933 because (1) the transaction did not involve public solicitation, (2) the securities were sold to a sophisticated investor and (3) the offers and sales of the securities were made to a limited number of persons.

          In the fiscal years 1997, 1998 and 1999, we granted stock options to our employees to purchase an aggregate of 168,000, 30,500, and 110,000 shares of our common stock, respectively, under our stock option plan at an exercise price of $2.50. These stock options were exempt from registration under the Securities Act of 1933 pursuant to Rule 701 because they involved the issuance of securities to employees in accordance with our stock option plan.

Item 16. Exhibits and Financial Statement Schedules

         (a) Exhibits. The following is a list of exhibits to this Registration
             Statement:

   Exhibit
    Number                           Description

     3.1       Form of Articles of Incorporation of Registrant, as amended

     3.2       Proposed Form of Restated Bylaws of Registrant

     4.1 Securities Purchase Agreement dated December 22, 1997 between GeriMed of America, Inc. and Spectrum Healthcare Services, Inc.

     4.2       Shareholders Agreement of GeriMed of America, Inc.

     4.3 Warrant to Purchase 797,001 shares of Series A Convertible Preferred Stock

     4.4       GeriMed of America, Inc. Shareholders Agreement

     5.1 Opinion of Faegre & Benson LLP with respect to legality of securities being registered

     10.1      Stock Option Plan

     10.2      Business Loan Agreement dated March 3, 2000

     23.1      Consent and Report on Schedule of Deloitte & Touche LLP

     23.2      Consent of Faegre & Benson LLP (included in Exhibit 5.1)

     24        Powers of Attorney (included on signature page)

     27        Financial Data Schedule

     99.1      Form of Internal Market Rules

         (b) Financial Statement Schedules.

SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS


                                                            ADDITIONS
                                                      -----------------------
                                          BALANCE AT   CHARGED TO  CHARGED TO                 BALANCE AT
                                          BEGINNING    COSTS AND     OTHER                      END OF
DESCRIPTION                               OF PERIOD    EXPENSES     ACCOUNTS   DEDUCTIONS(1)    PERIOD
-----------                              ----------   ----------   ----------  -------------  ----------

Year ended December 31, 1999
  Allowance for doubtful accounts        $  435,000   $  553,201           --   $  823,201    $  165,000
  Loss contracts reserve                         --    1,060,000           --           --     1,060,000

Year ended December 31, 1998
  Allowance for doubtful accounts            85,008      435,941           --       85,949       435,000

Year ended December 31, 1997
  Allowance for doubtful accounts           167,301      169,313           --      251,606        85,008

(1) Deductions represent write-offs of uncollectible accounts.

         All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been included in the prospectus, are not required under the related instructions, are inapplicable and therefore have been omitted, or the information required by the applicable schedule is included in the notes to the consolidated financial statements.

ITEM 17. UNDERTAKINGS

         The undersigned hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously enclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that any claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Denver, State of Colorado, on the 31st day of March, 2000.

                                GERIMED OF AMERICA, INC.

                                By: /s/ James F. Riopelle
                                    --------------------------------------------
                                    James F. Riopelle, M.D.
                                    Chairman of the Board and Chief Executive
                                    Officer

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below does hereby make, constitute and appoint each of James F. Riopelle and James M. Graham as such person's true and lawful attorney-in-fact and agent, with full power of substitution, resubstitution and revocation to execute, deliver and file with the Securities and Exchange Commission, for and on such person's behalf, and in any and all capacities, a Registration Statement on Form S-1, any and all amendments (including post-effective amendments) thereto and any abbreviated registration statement in connection with this Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, with all exhibits thereto and other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or such person's substitute or substitutes may lawfully do or cause to be done by virtue hereof.


Signature                                            Title                                         Date
---------                                            -----                                         ----

     /s/ James F. Riopelle, M.D.                     Chairman of the Board,                    March 31, 2000
------------------------------------------           Chief Executive Officer
James F. Riopelle, M.D.                              (Principal Executive Officer)


    /s/ Raymond C. Delisle                           Director                                  March 31, 2000
------------------------------------------
Raymond C. Delisle

     /s/ Raymond M. Culp, M.D.                       Director                                  March 31, 2000
------------------------------------------
Raymond M. Culp, M.D.

     /s/ Douglas W. Kinzley                          Director                                  March 31, 2000
------------------------------------------
Douglas W. Kinzley

     /s/ Dennis R. Ahlman                            Director                                  March 31, 2000
------------------------------------------
Dennis R. Ahlman

     /s/ Paul J. Bracken                             Director                                  March 31, 2000
------------------------------------------
Paul J. Bracken

------------------------------------------           Director                                  March ___, 2000
Richard H. Miles

     /s/ James M. Graham                             Executive Vice President of               March 31, 2000
------------------------------------------           Finance, Secretary and Treasurer
James M. Graham                                      (Principal Financial Officer and
                                                     Principal Accounting Officer)

                                  EXHIBIT INDEX


   EXHIBIT
    NUMBER     DESCRIPTION
   --------    -----------

     3.1       Form of Articles of Incorporation of Registrant, as amended

     3.2       Proposed Form of Restated Bylaws of Registrant

     4.1       Securities Purchase Agreement dated December 22, 1997 between
               GeriMed of America, Inc. and Spectrum Healthcare Services, Inc.

     4.2       Shareholders Agreement of GeriMed of America, Inc.

     4.3       Warrant to Purchase 797,001 shares of Series A Convertible
               Preferred Stock

     4.4       GeriMed of America, Inc. Shareholders Agreement

     5.1 Opinion of Faegre & Benson LLP with respect to legality of securities being registered

     10.1      Stock Option Plan

     10.2      Business Loan Agreement dated March 3, 2000

     23.1      Consent of Deloitte & Touche LLP

     23.2      Consent of Faegre & Benson LLP (included in Exhibit 5.1)

     24        Powers of Attorney (included on signature page)

     27        Financial Data Schedule

     99.1      Form of Internal Market Rules